SMITH

Smith International, Inc.
2007 Annual Report



mith International, Inc. is a diversified oilfield service company based in Houston, Texas. The Company is a leading supplier to oil and gas exploration and production companies around the world, with two-thirds of its oilfield segment revenues concentrated in markets outside the United States. Smith employs 20,000 full-time personnel and operates through four business units – M-I SWACO, Smith Technologies, Smith Services and Wilson. Our common stock is traded on several market exchanges, including the New York Stock Exchange, under the symbol 'SII'.

The Company provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids-control and separation equipment, waste-management services, water treatment systems, oilfield production chemicals, three-cone and diamond drill bits, turbine drilling products, drilling and fishing tools, underreamers, casing exit and multilateral systems, packers, liner hangers and tubular products. The Company also offers supply chain management solutions through an extensive branch network, which supplies pipe, valves, fittings, mill, safety and other maintenance products to energy and industrial markets.



Contents

Financial Highlights 1

Business Overview 2

Letter to Our Stockholders 3

Operations Review 6

Financial Review 17

Corporate Information 60

Financial Highlights

Years Ended December 31,	2007	2006	% Change 2006 - 2007	2005
(In thousands, except per share, stockholder return and employee data)				
Summary Statement of Operations Data:				
Revenues	**$8,764,330**	$7,333,559	20%	$5,579,003
Operating Income	**$1,369,797**	$1,080,081	27%	$ 670,561
Net Income	**$ 647,051**	$ 502,006	29%	$ 302,305
Earnings Per Share	**$ 3.20**	$ 2.49	29%	$ 1.48
Cash Dividends Declared Per Share	**$ 0.40**	$ 0.32	25%	$ 0.24
Common Shares Outstanding at Year-End[a]	**200,761**	199,916	–	200,969
Summary Balance Sheet Data:				
Current Assets	**$3,727,735**	$3,271,027	14%	$2,437,231
Total Assets	**6,061,880**	5,335,475	14%	4,059,914
Current Liabilities	**1,173,300**	1,379,468	(15%)	933,153
Total Debt	**985,105**	1,088,632	(10%)	744,507
Stockholders' Equity	**2,594,897**	1,986,937	31%	1,578,505
Other Data:				
Depreciation and Amortization	**$ 193,296**	$ 150,384	29%	$ 117,722
Capital Expenditures, Net	**$ 310,776**	$ 272,727	14%	$ 151,419
Treasury Stock Repurchases	**$ 83,529**	$ 102,894	(19%)	$ 117,820
Return on Stockholders' Equity	**28.4%**	28.5%	–	20.6%
Number of Employees	**19,865**	17,377	14%	14,697

2007 Business Unit Revenue Distribution


M-I SWACO
50%
Smith Services
14%
Smith Technologies
12%
Wilson
24%

2007 Geographic Revenue Distribution – Oilfield Segment[b]


United States
36%
Europe/Africa
31%
Canada
5%
Middle East/Asia
17%
Latin America
11%

(a) Common shares outstanding, net of shares held in treasury.
(b) Excludes revenues from the Wilson Distribution operations.

Serving

Business Overview

Our strategy of providing leading technology to lower customers' cost of developing recoverable reserves continues to make the difference for Smith International.



Distribution
Drilling Fluids
Environmental Solutions
Wellbore Productivity
Drilling Tools
Diamond Bits
Three-Cone Bits

SMITH

SMITH TECHNOLOGIES

- Three-Cone Drill Bits
- Diamond Drill Bits
- Underreamer Tools
- Turbine Motors

MI SWACO

- Drilling Fluids
- Completion Fluids and Tools
- Solids Control Equipment
- Production Chemicals

SMITH SERVICES

- Rental and Fishing Services
- Drill Pipe and Premium Tubulars
- Downhole Drilling Tools
- Tubular Inspection Services

WILSON

- Supply Chain Management Solutions
- Project Materials Management
- Pipe, Valves and Fittings
- Mill, Tool and Safety Products

Letter to Our

STOCKHOLDERS

Last year, we witnessed a continuation in what we consider a longer-term, global energy upcycle. The worldwide hydrocarbon market remains supply constrained – which presents significant challenges for oil and gas operators who are striving to grow production. Exploration and production companies are increasingly relying on new drilling technologies and techniques to develop reserves in more complicated geologic formations, including unconventional gas plays in North America and higher-risk deepwater developments. These changing drilling trends are creating opportunities for Smith as we focus on delivering products and services that improve rates of recovery in the reservoir.

Barring a major deterioration in the global economic environment, we believe fundamentals for our industry will continue to be attractive – heavily influenced by a number of planned developments in regions outside North America, including the Former Soviet Union, Latin America and other key drilling markets where our businesses are focused. Moreover, the higher level of investment in deepwater drilling programs, which will unfold over the next several years, provides us tremendous opportunity for growth in our M-I SWACO operations. We continue to be the global leader in deepwater drilling applications with more than a 50 percent market share worldwide.



Doug Rock
Chief Executive Officer

Margaret K. Dorman
Chief Financial Officer

Revenues
(billions)


$3.2
$3.6
$4.4
$5.6
$7.3
$8.8
2002
2003
2004
2005
2006
2007

Earnings per Share
(dollars)


$0.47
$0.62
$0.89
$1.48
$2.49
$3.20
2002
2003
2004
2005
2006
2007

Year-End Stock Price
(dollars)


$16.31
$20.76
$27.21
$37.11
$41.07
$73.85
2002
2003
2004
2005
2006
2007

ilfield Segment Operating Margins
percent)


11.7%
12.8%
13.1%
15.7%
18.8%
19.8%
2002
2003
2004
2005
2006
2007

ebt-to-Total Capitalization
ercent)


27.6%
24.1%
22.6%
24.3%
27.2%
20.9%
2002
2003
2004
2005
2006
2007

ull-Time Personnel
ear-end)


1,165
11,971
13,235
14,697
17,377
19,865
2002
2003
2004
2005
2006
2007

The current business environment presents growth opportunities for Smith in areas such as ultra deepwater drilling, re-entry applications and environmental solutions. Our success in developing technology for, what many operators would consider, key niche product markets will continue to pay dividends for our customers and stockholders.

2007 Financial Results

Last year, our operations delivered record financial performance. We benefited from the continued shift in spending towards the Latin American and Eastern Hemisphere markets – where Smith's oilfield business operations are concentrated. Although spending in the North American region slowed last year, largely influenced by Canadian drilling economics, markets around the rest of the world grew strongly, influencing our results.

Smith's consolidated revenues increased to $8.8 billion last year, 20 percent above 2006. Our Oilfield segment operations, which contributed the majority of the year-over-year revenue growth, increased 23 percent – outpacing the five percent improvement in global drilling activity.

Higher revenue volumes translated into improved operating margins. In a period with relatively modest activity growth, we were able to improve oilfield margins 100 basis points – which had a favorable impact on our bottom line. Net income for the year totaled $647 million, or $3.20 per share, a 29 percent improvement over the earnings reported in the 2006 year.

Even if we experience limited improvement in North American drilling activity this year, we believe 2008 will be another solid growth year for Smith. With many of our competitors in the industry experiencing declining margins, we expect to see further operating margin expansion – albeit at what could be a more modest rate going forward. We attribute this, in part, to our product focus. Our business is service-oriented in nature and our markets have high technological barriers of entry which means they don't tend to attract the level of outside capital investment that's been seen across other industry product segments, such as pressure pumping, drilling rigs and other capital goods. We believe our product positioning differentiates us from the majority of our peers. This factor, and our exposure to higher-margin offshore developments which are expected to accelerate in the latter half of 2008, should contribute to improved Oilfield segment margins.

The slower-relative growth rates expected in the near-term should enable our operations to generate sizable free cash flow. We continue to favor using the cash provided by our operations to invest in technology-based acquisitions to broaden our product and service portfolio. If we have limited success in identifying acquisition opportunities with attractive capital return profiles, we're committed to returning excess cash to our stockholders through share buybacks and regular dividends. In 2007, we distributed $160 million of cash via our dividend and buyback programs – which translates into roughly one-quarter of last year's earnings and operating cash flows.

Our results in 2007 are a direct result of the depth of experience of our people, our portfolio of advanced technologies and solutions, and a global infrastructure that enables responsive customer service. More importantly, we believe we've undertaken a number of initiatives that will enable us to continue our leadership in these areas for years to come.

Positioned for Growth

We are truly Smith International – with people, manufacturing facilities, research centers and other support assets located close to our customers around the world. We develop industry-leading solutions specifically tailored to deliver optimum drilling performance in challenging formations and operating conditions. Using the industry's most advanced and accurate drill bit design system, we recently introduced the SHAHEEN™ line of diamond bits which are specifically developed for use in abrasive carbonate structures unique to the Middle East market. We understand how our technology-based products and services perform under a variety of operating conditions and can effectively deploy solutions to improve drilling performance.

We see a number of key trends emerging across the industry and believe we are favorably positioned to capitalize on these growth prospects. Worldwide upstream capital investment is expected to continue to expand – with international spending growth outpacing that of the North American region. We have strong market positions in Latin America, the Former Soviet Union, the Middle East and other high-growth areas, which provide a platform for future expansion. Moreover, we believe the increased importance of national oil companies (NOCs) in the global energy industry will influence the future. NOCs currently control approximately 80 percent of world oil reserves and account for nearly three-quarters of production. We believe NOCs and their governments will likely have more control over the pace and the manner in which oil and gas resources are developed – which could have implications for Smith and other service companies with a high level of technological expertise.

And, finally, we're well-positioned to benefit from the higher level of deepwater activity which will occur over the next few years supported by nearly 90 deepwater drilling units which are scheduled to enter the market through 2011 – with deliveries accelerating in the 2009 and 2010 calendar years. This trend has a favorable impact on our fluid business as deepwater projects typically generate higher revenue intensity than an onshore well at better margins. Operators continue to seek technological advances which improve deepwater economics, such as our WARP™ Advanced Fluids Technology which has demonstrated a number of technical benefits in challenging extended-reach wells. Our premium fluid systems reduce the number of days required to drill an offshore well and contribute to lower overall costs.

Looking Ahead

The landscape in our business is changing daily which makes this a very exciting time for Smith and the oilfield services industry in general. As we expand our product offerings and strengthen our service capabilities to better serve our customer base and grow our operations, we remain focused on maintaining the financial discipline our stockholders have come to expect.

Our strategy remains the same – provide leading technology to assist operators in lowering the overall cost of developing recoverable reserves. Our people, our portfolio of advanced technologies and solutions, and our vast global network favorably position us to serve our world today and in the future.

It goes without saying that the Company's success is, and will continue to be, shaped by the 20,000-plus individuals who make up the Smith family. Our people are remarkable – and we appreciate the time, effort and sacrifices that they make on a regular basis for the Company.

Finally, on behalf of the entire Smith organization, we'd like to extend our thanks to Mr. Clyde Buck for his longstanding service to the Company. He has been a key member of the Board of Directors for the past 15 years and will be retiring at the upcoming Annual Meeting. Clyde will serve as a non-voting advisory member of the Board and continue to provide guidance and direction to the Smith management team.

Doug Rock
Chairman of the Board and Chief Executive Officer

Margaret K. Dorman
Senior Vice President, Chief Financial Officer and Treasurer

Serving OUR WORLD Today and Tomorrow

Demand for energy is growing rapidly around the world. Existing oilfields are depleting at accelerating rates. Exploration and production are becoming increasingly challenging and complex. In oilfield services, the result is opportunity. At Smith International, our world is defined by complex drilling and completion challenges located in deep waters and remote locations around the world. We provide products and services that our customers need today and in the future, as the search for energy pushes into even more challenging conditions.

We achieved a number of important milestones in 2007. Our annual report highlights some of our accomplishments and discusses future opportunities – including deepwater drilling, brownfield development, new technology and environmental solutions. As reserve development trends towards more complicated geologic formations, Smith International is particularly well positioned to help our customers succeed. We have the people, proven technologies and global infrastructure to serve our world today and in the future.


20,000 Dedicated Professionals

Included in the 100,000-plus pieces of material distributed daily from Wilson's new La Porte distribution center are numerous items required on an emergency basis. Tri Phan ensures these items are packaged and ready for expedited delivery. This is a critical service which is offered on a 24/7 basis by the La Porte operation.


WILSON
WILSON



Last year, Smith upgraded its global IT infrastructure with the move to new Corporate facilities. Key performance metrics are reviewed by Jim Stanley, CIO, and Sherry Wheatley, Director of Technical Services.



Smith's business operations offer a broad range of customized solutions designed for challenging drilling environments – creating value for our customers and providing significant growth opportunities for our people.

Deepwater OPPORTUNITY

Serving Experience in Deepwater Drilling and Completions

Offshore drilling will be a dominant focus as the global energy cycle continues to unfold. Currently, there are approximately 90 deepwater rigs on order or under construction at shipyards around the world scheduled for delivery over the next four years. The surge of newbuild and reactivated floater units entering the market represents incremental demand for our products and services. Given the economics of deepwater drilling – rig costs represent a significant portion of completed well costs – once the rig is contracted, wells tend to get drilled.

M-I SWACO is a global leader in the deepwater market, supplying fluids and related services for approximately 50 percent of the deepwater drilling programs. Our experienced workforce understands the behavior of fluids, materials and equipment at extreme temperature and pressure conditions. Using proprietary software utilities, our trained engineers help customers determine the best drilling and completion solution for each well, and then successfully implement that solution using our technology-based tools and fluids.

Higher deepwater rig demand has positive implications for M-I SWACO, which typically experiences increased revenue opportunities with offshore programs, and the rest of our business operations. Technological advances which improve deepwater economics, including the Rhino® Reamer borehole enlargement tool and improved diamond bits, create significant value for our customers. We've also made significant investment in global facilities, such as research centers and fluid distribution facilities, to better serve the critical needs of customers operating in the deepwater market. At Smith, we believe increased offshore investment by operators represents tremendous opportunity, an opportunity we can serve well today and in the future.




PRIMARY

50%
of Deepwater Wells

Ricky Lawrence, a Smith Services remedial tool supervisor, inspects the cutters on a Rhino® Reamer tool prior to its use on a deepwater project in the U.S. Gulf of Mexico. Smith Borehole Enlargement revenues grew 46 percent last year influenced by increased demand for the Rhino® Reamer and related product offerings used in the offshore market.



WARP™ Advanced Fluids Technology with micronized weighting material has been successfully used in a number of offshore extended-reach programs – contributing to record drilling performance in challenging formations.



World-class manufacturing operations close to customers' locations enables Smith Services to provide quality downhole equipment and tools, including drill collars – a critical component of the bottom hole assembly in high-cost offshore operations.

Brownfield Development

OPPORTUNITY

Serving Advanced Solutions for Brownfield Development

Approximately 70 percent of today's production comes from fields that are more than 30 years old. With new fields more difficult to find and access, operators are placing increasing importance on prolonging the reservoir's productive life. Brownfield development will continue to be a predominant source of oil and gas supply and a major growth opportunity for oilfield service companies.

As older fields grow more depleted, drilling and production challenges multiply. Our people understand the complexities of sidetracking existing wells to reach additional reserves, producing reserves that are the most difficult to extract and addressing increased water production and other challenges encountered in mature fields. We offer a broad portfolio of innovative solutions delivered through a global infrastructure that can support virtually any oilfield in the world.

Late last year, we broadened our capabilities with the acquisition of a minority stake in At Balance. This transaction gives us the opportunity to combine our existing pressure control technologies with At Balance's award-winning automated systems and processes to offer a comprehensive managed pressure drilling solution. By combining both companies' technologies and services to dynamically control bottomhole pressure throughout the drilling process, we are able to expand customers' drilling capabilities by eliminating potentially critical well control events that cause lost circulation, wellbore instability, stuck pipe and formation damage.

Brownfield development projects provide substantial growth opportunities for Smith as we provide customers with innovative product and service offerings to enhance production – something our organization has been doing for 30 years and counting.



30 Years and Counting

Darby Usey, Jr., a M-I SWACO pressure control product manager, gathers operational data utilizing automated managed pressure drilling equipment developed by At Balance. We offer customers a broad range of innovative solutions including our Pressure & Fluid Management System (PFMS) for coiled-tubing drilling and completion applications requiring precise pressure control.


OFF
ON
ANGER
PFMS



Marcus Burnett assembles a HOLD™ 2500 rotating control device (RCD). The operational reliability and versatility of this tool has made it the RCD of choice for managed pressure and underbalanced operations.



Operators need to improve recoveries from fields with declining production in order to satisfy future energy demand. We provide a wide array of products and services for brownfield development projects.

Technology Development

OPPORTUNITY

Serving Customers by Providing Leading-Edge Technology

Developing new technology drives our growth and is critical to our success. We have been able to build a broad product and service portfolio based on some of the most advanced research, technologies and software programs in the industry.

At Smith, we use technology to develop products and services that reduce costs, solve problems and speed access to reserves in complex drilling environments. Across each of our operations, our technology focus has created significant value for our customers.

Continual investment in research and engineering capabilities has led to the introduction of innovative product and service offerings. Smith Technologies' unique Integrated Dynamic Engineering Analysis System (IDEAS®) analysis provides essential information that is used to create a virtual drilling environment software model for accurately predicting a bit's characteristics under actual drilling conditions. IDEAS® technology helps Smith design and build new, better performing bits for reducing customers' drilling costs around the globe. Using these engineering design capabilities, Smith Technologies created the SHAHEEN™ line of diamond drill bits which are providing superior performance in the face of challenges posed by difficult-to-drill carbonate formations in the Middle East region.

Because of innovations such as this, Smith Technologies was again recognized as the world record leader in the 2007 Hart's E&P survey. Smith holds 51 percent of the cumulative world drilling records related to footage drilled and rates of penetration, more than two times our closest competitor. We've held this distinction every year since 1999 due, in part, to our continual focus on technology.



4,477

Issued and Pending Patents

Doug Buckley assesses cutting structure performance using indentation and scrape test equipment in our Integrated Dynamic Engineering Analysis System (IDEAS®) lab. IDEAS® is the industry's most advanced and accurate drill bit engineering design system enabling the creation of a virtual drilling environment to predict the bit's performance under actual drilling conditions.





A team of drilling engineers utilizes Smith Technologies' proprietary i-DRILL™ simulation software. This patented modeling process helps predict the behavior of all drill-string elements from the drill bit up to the surface.



Research and engineering staff work closely with field personnel and customers to develop new fluid technologies that optimize drilling performance and lower overall costs.

Environmental Solutions

OPPORTUNITY

Serving Innovation to Preserve and Protect Our Environment

The need to better protect and preserve our environment has always been a focus for us and we see growing environmental awareness across the industry. We offer a broad portfolio of waste management solutions that can support our customers over the life cycle of a project. We focus on applying the best methods for safely managing waste volumes produced during drilling, completion and production operations in a way that allows our clients to achieve their environmental performance standards. With the diversity of available technologies, client requirements and governmental guidelines, planning the optimal solution is critical and frequently involves a "fit for purpose" approach to equipment design and application.

Environmental solutions are designed for the primary recovery of drilling waste for optimal drilling performance, the secondary recovery of waste for remediation and potential reuse and the permanent disposal of waste through such treatment programs as dewatering, waste injection and thermal desorption. M-I SWACO offers customized waste management programs, like CleanCut™ pneumatic conveyance technology, automatic tank cleaning, site remediation and EnviroCenters™ for waste minimization and fluid recycling. We also understand the complexities of dealing with production wastes. We can recommend a total solution that focuses on the maximum possible recovery from neglected assets, and we will provide solutions for treatment or disposal of the solids and water that remain.

In hundreds of applications around the world, we have provided environmental solutions that minimize waste, safely dispose of drilling-related materials, recycle base fluids whenever possible, protect our clients' assets and safeguard the environment.



40%

Waste Reduction

Boudjamal Yacine monitors a thermal desorption project in Hassi Massasoud, Algeria. Our advanced remediation technologies utilize safe and efficient processes for reclaiming valuable base oil, minimizing waste and preparing solids for disposal. The result is substantial reduction in waste volumes and related disposal costs for the operator.


M-I SWACO



Heavy equipment is used to transport cuttings for processing in thermal desorption units. M-I SWACO's Algerian operations, our largest thermal treatment facility, process more than 5,000 tons of drilling waste per month.



The CleanCut™ cuttings collection and containment system from M-I SWACO can reduce waste volumes up to 40 percent while improving the environmental and safety conditions on drilling rigs.

[redacted]

Today and Tomorrow

Financial Review

Selected Financial Data	**18**
Management's Discussion and Analysis	**19**
Management's Report on Internal Control Over Financial Reporting	**30**
Reports of Independent Registered Public Accounting Firm	**31**
Consolidated Statements of Operations	**33**
Consolidated Balance Sheets	**34**
Consolidated Statements of Cash Flows	**35**
Consolidated Statements of Stockholders' Equity and Comprehensive Income	**36**
Notes to Consolidated Financial Statements	**38**
Eleven-Year Financial Record	**58**

Selected Financial Data

For the Years Ended December 31,	**2007**	2006	2005	2004[a]	2003
(In thousands, except per share data)					
Statements of Operations Data:					
Revenues	**$8,764,330**	$7,333,559	$5,579,003	$4,419,015	$3,594,828
Gross profit	**2,855,657**	2,344,271	1,635,138	1,351,939	1,075,931
Operating income	**1,369,797**	1,080,081	670,561	438,764	328,747
Income before cumulative effect of change in accounting principle	**647,051**	502,006	302,305	182,451	124,634
Diluted earnings per share before cumulative effect of change in accounting principle[b]	**3.20**	2.49	1.48	0.89	0.62
Balance Sheet Data:					
Total assets	**$6,061,880**	$5,335,475	$4,059,914	$3,506,778	$3,097,047
Long-term debt	**845,624**	800,928	610,857	387,798	488,548
Total stockholders' equity	**2,594,897**	1,986,937	1,578,505	1,400,811	1,235,776
Cash dividends declared per common share[c]	**0.40**	0.32	0.24	–	–

The Selected Financial Data above should be read together with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report in order to understand factors, such as business combinations completed during 2007, 2006 and 2005, and unusual items, which may affect the comparability of the Selected Financial Data.

[a] *The 2004 results include a $31.4 million, or $0.10 per share, litigation-related charge associated with a patent infringement suit.*

[b] *All fiscal years prior to 2005 have been restated for the impact of a two-for-one stock dividend distributed on August 24, 2005.*

[c] *In February 2005, the Company's Board of Directors approved a regular quarterly cash dividend program. See Note 11 to the Consolidated Financial Statements for additional information regarding the Company's dividend program.*

Management's Discussion and Analysis

General

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Annual Report.

Company Products and Operations

The Company is a leading global provider of premium products and services to the oil and gas exploration and production industry. The Company provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids-control and separation equipment, waste-management services, oilfield production chemicals, three-cone and diamond drill bits, turbines, borehole enlargement tools, tubulars, fishing services, drilling tools, underreamers, casing exit and multilateral systems, packers and liner hangers. The Company also offers supply chain management solutions through an extensive North American branch network providing pipe, valves and fittings as well as mill, safety and other maintenance products.

The Company's operations are largely driven by the level of exploration and production ("E&P") spending in major energy-producing regions around the world and the depth and complexity of these projects. Although E&P spending is significantly influenced by the market price of oil and natural gas, it may also be affected by supply and demand fundamentals, finding and development costs, decline and depletion rates, political actions and uncertainties, environmental concerns, the financial condition of independent E&P companies and the overall level of global economic growth and activity. In addition, approximately six percent of the Company's consolidated revenues relate to the downstream energy sector, including petrochemical plants and refineries, whose spending is largely impacted by the general condition of the U.S. economy.

Capital investment by energy companies is largely divided into two markets, which vary greatly in terms of primary business drivers and associated volatility levels. North American drilling activity is primarily influenced by natural gas fundamentals, with approximately 80 percent of the current rig count focused on natural gas finding and development activities. Conversely, drilling in areas outside of North America is more dependent on crude oil fundamentals, which influence over three-quarters of international drilling activity. Historically, business in markets outside of North America has proved to be less volatile as the high cost E&P programs in these regions are generally undertaken by major oil companies, consortiums and national oil companies as part of a longer-term strategic development plan. Although 54 percent of the Company's consolidated revenues were generated in North America during 2007, Smith's profitability was largely dependent upon business levels in markets outside of North America. The Distribution segment, which accounts for 24 percent of consolidated revenues and primarily supports a North American customer base, serves to distort the geographic revenue mix of the Company's Oilfield segment operations. Excluding the impact of the Distribution segment, approximately 60 percent of the Company's 2007 revenues were generated in markets outside of North America.

Finally, over the past few years, a number of factors have driven an increase in the importance of national oil companies (NOCs) in the global energy industry. NOCs currently control approximately 80 percent of world oil reserves and account for nearly three-quarters of production. As we look forward, NOCs and their governments will likely have more control over the pace and the manner in which oil and gas resources are developed – which could have implications for Smith and other oilfield service industry participants. We believe we have been successful developing strong business relationships with NOCs, which contribute a sizable portion of our revenues.

Business Outlook

After experiencing 14 percent compound annual rig count growth in North America over the past five-year period, North American activity levels are forecasted to remain relatively flat during the near-term. Markets outside North America should continue to expand as the increased number of drilling programs in the Eastern Hemisphere, combined with the addition of a number of newbuild offshore rigs scheduled for delivery in 2008 and beyond, contribute to increased customer spending levels.

Although a number of factors influence forecasted exploration and production spending, the Company's business is highly dependent on the general economic environment in the United States and other major world economies – which ultimately impacts energy consumption and the resulting demand for our products and services. A global economic slowdown could pare energy demand and adversely impact business volumes across our operations and the future financial results of the Company.

Management's Discussion and Analysis

Results of Operations

Segment Discussion

The Company markets its products and services throughout the world through four business units which are aggregated into two reportable segments. The Oilfield segment consists of three business units: M-I SWACO, Smith Technologies and Smith Services. The Distribution segment includes the Wilson business unit. The revenue discussion below has been summarized by business unit in order to provide additional information in analyzing the Company's operations.

For the Years Ended December 31,	**2007**		2006		2005	
(Dollars in thousands, except commodity prices)	**Amount**	**%**	Amount	%	Amount	%
Financial Data:						
Revenues:						
M-I SWACO	**$4,422,408**	**50**	$3,573,395	49	$2,682,511	48
Smith Technologies[1]	**1,018,578**	**12**	884,616	12	654,611	12
Smith Services[1]	**1,191,583**	**14**	929,727	12	641,877	12
Oilfield	**6,632,569**	**76**	5,387,738	73	3,978,999	72
Wilson	**2,131,761**	**24**	1,945,821	27	1,600,004	28
Total	**$8,764,330**	**100**	$7,333,559	100	$5,579,003	100
Geographic Revenues:						
United States:						
Oilfield	**$2,396,281**	**27**	$2,009,997	27	$1,393,564	25
Distribution	**1,571,525**	**18**	1,374,732	19	1,127,142	20
Total United States	**3,967,806**	**45**	3,384,729	46	2,520,706	45
Canada:						
Oilfield	**338,692**	**4**	404,121	5	313,912	6
Distribution	**432,738**	**5**	487,167	7	399,653	7
Total Canada	**771,430**	**9**	891,288	12	713,565	13
Non-North America:						
Oilfield	**3,897,596**	**45**	2,973,620	41	2,271,523	41
Distribution	**127,498**	**1**	83,922	1	73,209	1
Total Non-North America	**4,025,094**	**46**	3,057,542	42	2,344,732	42
Total Revenue	**$8,764,330**	**100**	$7,333,559	100	$5,579,003	100
Operating Income:						
Oilfield	**$1,315,644**	**20**	$1,012,295	19	$ 625,384	16
Distribution	**94,629**	**4**	101,830	5	64,714	4
General Corporate	**(40,476)**	*****	(34,044)	*	(19,537)	*
Total	**$1,369,797**	**16**	$1,080,081	15	$ 670,561	12
Market Data:						
Average Worldwide Rig Count:[2]						
United States	**1,961**	**46**	1,901	47	1,666	47
Canada	**311**	**7**	413	10	408	11
Non-North America	**2,009**	**47**	1,747	43	1,517	42
Total	**4,281**	**100**	4,061	100	3,591	100
Onshore	**3,719**	**87**	3,523	87	3,069	85
Offshore	**562**	**13**	538	13	522	15
Total	**4,281**	**100**	4,061	100	3,591	100
Average Commodity Prices:						
Crude Oil ($/Bbl)[3]	**$ 72.36**		$ 66.25		$ 56.71	
Natural Gas ($/mcf)[4]	**7.12**		6.98		9.01	

(1) In 2007, the Company formed the Smith Borehole Enlargement ("SBE") group, combining various product and service offerings from Smith Technologies and Smith Services. Due to the formation of SBE, prior period revenues were reclassified to conform to the current presentation.
(2) Source: M-I SWACO.
(3) Average daily West Texas Intermediate ("WTI") spot closing prices, as quoted by NYMEX.
(4) Average daily Henry Hub, Louisiana spot closing prices, as quoted by NYMEX.
** not meaningful*

Oilfield Segment

Revenues

M-I SWACO primarily provides drilling and completion fluid systems, engineering and technical services to the oil and gas industry. Additionally, these operations provide oilfield production chemicals and manufacture and market equipment and services used for solids-control, particle separation, pressure control, rig instrumentation and waste-management. M-I SWACO is significantly influenced by its exposure to the global offshore market, which constitutes 50 percent of the revenue base, and to exploration and production spending for land-based projects outside of North America, which contributes approximately 30 percent of the unit's revenues. Offshore drilling programs, which accounted for approximately 13 percent of the worldwide rig count in 2007, are generally more revenue-intensive than land-based projects due to the complex nature of the related drilling environment. For the year ended December 31, 2007, M-I SWACO reported revenues of $4.4 billion, an increase of 24 percent over the amounts reported in the 2006 fiscal year. Three-quarters of the revenue improvement was attributable to growth in Eastern Hemisphere markets, largely reflecting a 40 percent increase in offshore business volumes related to new contract awards and increased customer activity in the North Sea, Middle East/Asia and West Africa regions. Western Hemisphere revenues grew 13 percent above the prior year level due to the impact of new land-based contract awards in Mexico and higher customer spending in the deepwater markets of the United States and Brazil. M-I SWACO's revenues totaled $3.6 billion for the year ended December 31, 2006, an increase of 33 percent over the prior year. Excluding the impact of acquired operations, revenues grew 31 percent over the prior year. Approximately two-thirds of the base revenue increase was generated in markets outside of North America, primarily reflecting new contract awards and increased customer activity in the Europe/Africa and Middle East offshore markets. North American base revenues grew 33 percent above the prior year level, largely attributable to increased investment by exploration and production companies in land-based drilling projects and the impact of price increases implemented in late 2005.

Smith Technologies designs and manufactures three-cone and diamond drill bits, turbines and borehole enlargement tools for use in the oil and gas industry. Due to the nature of its product offerings, revenues for these operations typically correlate more closely to the rig count than any of the Company's other businesses. For the year ended December 31, 2007, Smith Technologies reported revenues of $1.0 billion, an increase of 15 percent over the prior year – significantly above the comparable five percent growth in worldwide activity levels. Approximately 60 percent of the year-over-year revenue growth was reported outside North America, driven by significant growth in demand for borehole enlargement products, strong three-cone drill bit sales volumes in Europe/Africa and, to a lesser extent, increased activity levels. Revenue growth in North America compared favorably to the prior year and the corresponding change in activity levels, largely reflecting the influence of improved diamond bit rental volumes and improved market penetration for three-cone products in the United States. For the year ended December 31, 2006, Smith Technologies reported revenues of $884.6 million, an increase of 35 percent over the prior year level. The majority of the revenue increase was reported by the Western Hemisphere operations, influenced by higher U.S. land-based drilling activity, improved pricing and, to a lesser extent, strong demand for turbine products in the Latin America market. Revenues generated in the Eastern Hemisphere region increased 35 percent, contributing one-third of the revenue improvement over the prior year. The year-over-year increase reflects growth in the Middle East, Former Soviet Union and the North Sea area, attributable to new contract awards and improved market penetration.

Smith Services manufactures and markets products and services used in the oil and gas industry for drilling, work-over, well completion and well re-entry. Smith Services' revenues are heavily influenced by the complexity of drilling projects, which drive demand for a wider range of its product offerings. In recent years, growth in the number of U.S. land-based drilling programs has resulted in strong demand for additional rigs and related drilling equipment, including the Company's premium tubular products and drill pipe. Excluding the impact of tubular sales volumes, revenues for Smith Services are relatively balanced between North America and the international markets. Smith Services revenues totaled $1.2 billion for the year ended December 31, 2007, up 28 percent from the 2006 level. Approximately two-thirds of the year-over-year revenue growth was attributable to increased demand for tubular products, predominantly in the United States. Excluding the impact of tubular product sales and rentals, business volumes rose 15 percent from the prior year – favorably impacted by increased demand for high-performance drilling, fishing and remedial products and services, including the HYDRA-JAR® tool, in the U.S. and North Sea markets. For the year ended December 31, 2006, Smith Services reported revenues of $929.7 million, 45 percent above the 2005 fiscal year. The year-over-year revenue growth was significantly influenced by increased demand for tubular products in the U.S. market. Excluding the impact of tubular product sales, business volumes increased 24 percent above the prior year.

Management's Discussion and Analysis

The majority of the non-tubular business growth was reported in North America, reflecting increased customer demand for premium remedial product and service lines. The revenue growth in markets outside of North America was driven by increased demand for remedial product offerings, primarily in the Middle East, North Sea and Former Soviet Union regions.

Operating Income

Operating income for the Oilfield segment was $1.3 billion, or 19.8 percent of revenues for the year ended December 31, 2007. The segment operating margins were 1.0 percentage point above the prior year level, reflecting incremental operating margins of 24 percent. The period-to-period improvement was influenced by higher gross profit margins, attributable to offshore business volume growth and the impact of pricing initiatives, and improved fixed cost coverage in general and administrative support functions. On an absolute dollar basis, fiscal 2007 operating income increased $303.3 million over the prior year, largely attributable to the impact of higher revenue volumes on reported gross profit, partially offset by growth in variable-based operating expenses associated with the expanding business base. For the 2006 fiscal year, operating income for the Oilfield segment was $1.0 billion, or 18.8 percent of revenues. The segment operating margins were 3.1 percentage points above the prior year level with incremental operating income approximating 28 percent of revenues. The operating margin growth was predominantly driven by increased business volumes, but was also favorably impacted by an improved business mix and pricing initiatives. To a lesser extent, the margin improvement was influenced by improved general and administrative cost coverage. On an absolute dollar basis, fiscal 2006 operating income increased $386.9 million over the prior year, largely attributable to the impact of a 35 percent increase in business volumes on gross profit, mitigated by higher variable-based operating expenses.

Distribution Segment

Revenues

Wilson markets pipe, valves and fittings, as well as mill, safety and other maintenance products to energy and industrial markets, primarily through an extensive network of supply branches in the United States and Canada. The segment has the most significant North American revenue exposure of any of the Company's operations with 94 percent of Wilson's 2007 revenues generated in those markets. Moreover, approximately 25 percent of Wilson's revenues relate to sales to the downstream energy sector, including petrochemical plants and refineries, whose spending is largely influenced by the general state of the U.S. economic environment. Additionally, certain customers in this sector utilize petroleum products as a base material and, accordingly, are adversely impacted by increases in crude oil and natural gas prices. For the year ended December 31, 2007, Wilson reported revenues of $2.1 billion, 10 percent above the 2006 fiscal year. The revenue growth was reported by the energy operations, influenced by higher U.S. drilling activity levels and increased line pipe project spending. The impact of lower Canadian business volumes during 2007, related to the corresponding decline in drilling activity levels, was substantially offset by project-related spending in Europe/Africa. For the year ended December 31, 2006, Wilson reported revenues of $1.9 billion, 22 percent above the prior year. Two-thirds of the revenue growth was generated by the upstream energy operations, reflecting higher spending by exploration and production companies associated with increased North American drilling and completion activity and the impact of new contract awards. Industrial and downstream sales volumes grew 13 percent, influenced by increased customer spending related to line pipe projects.

Operating Income

Operating income for the Distribution segment in fiscal 2007 was $94.6 million, or 4.4 percent of revenues. Segment operating margins deteriorated 80 basis points, reflecting the impact on gross profit of an increased proportion of line pipe and international project business volumes, which carry relatively lower margins, and the influence of the year-over-year decline in Canadian drilling activity levels. On an absolute dollar basis, operating income was $7.2 million below the amount reported in 2006, largely due to the impact of the unfavorable business mix on gross profit and higher variable-based operating expenses. For the year ended December 31, 2006, operating income for the Distribution segment in fiscal 2006 was $101.8 million, or 5.2 percent of revenues. The operating margin improvement of 1.2 percentage points reflects lower operating expenses as a percentage of revenues and, to a lesser extent, gross margin expansion. Incremental operating income was 11 percent of revenues, with the majority of the growth attributable to the energy sector operations, influenced by increased coverage of fixed sales and administrative costs. On an absolute dollar basis, segment operating income was $37.1 million above the amount reported in 2005, impacted by a 22 percent increase in revenue volumes on the segment's reported gross profit, partially offset by higher variable-based operating expenses.

Consolidated Discussion

For the periods indicated, the following table summarizes the consolidated results of operations of the Company and presents these results as a percentage of total revenues:

For the Years Ended December 31,	2007		2006		2005	
(Dollars in thousands)	**Amount**	**%**	Amount	%	Amount	%
Revenues	**$8,764,330**	**100**	$7,333,559	100	$5,579,003	100
Gross profit	**2,855,657**	**33**	2,344,271	32	1,685,138	30
Operating expenses	**1,485,860**	**17**	1,264,190	17	1,014,577	18
Operating income	**1,369,797**	**16**	1,080,081	15	670,561	12
Interest expense	**69,990**	**1**	62,967	1	44,446	1
Interest income	**(4,068)**	**-**	(2,982)	-	(1,692)	-
Income before income taxes and minority interests	**1,303,875**	**15**	1,020,096	14	627,807	11
Income tax provision	**408,471**	**5**	326,674	4	202,743	4
Minority interests	**248,353**	**3**	191,416	3	122,759	2
Net income	**$ 647,051**	**7**	$ 502,006	7	$ 302,305	5

2007 versus 2006

Consolidated revenues increased to $8.8 billion for the year ended December 31, 2007, 20 percent above the prior year. Oilfield segment business volumes contributed more than 85 percent of the revenue increase – influenced by significant growth in offshore business volumes outside North America and the impact of new land-based contracts in Latin America and the Former Soviet Union. To a lesser extent, the year-over-year revenue expansion reflects higher demand for tubular and drill bit products in the United States.

Gross profit totaled $2.9 billion, or 33 percent of revenues, 60 basis points above the gross profit margins generated in the 2006 fiscal year. The results reflect improved Oilfield margins and, to a lesser extent, an increased proportion of Oilfield revenues, which generate higher comparable margins. On an absolute dollar basis, gross profit was $511.4 million, or 22 percent, above the prior year primarily reflecting the increased sales volumes in the Oilfield operations.

Operating expenses, consisting of selling, general and administrative expenses increased $221.7 million from the amount reported in 2006; however, as a percentage of revenues decreased 30 basis points. Improved fixed cost coverage in the general and administrative functions accounted for the operating expense percentage decline. The majority of the absolute dollar increase was attributable to variable-related costs associated with the improved business volumes, including increased investment in personnel and infrastructure.

Net interest expense, which represents interest expense less interest income, totaled $65.9 million in 2007. Net interest expense increased $5.9 million from the prior year, influenced by the inclusion of certain acquisition-related borrowings in the later half of 2006.

Management's Discussion and Analysis

The effective tax rate approximated 31 percent, approximately 70 basis points below the prior year level. The favorable comparison to the 2006 effective rate, as well as the U.S. statutory rate, was influenced by the higher proportion of M-I SWACO's U.S. partnership earnings and lower state income tax accrual rates. Based on the structure of M-I SWACO's U.S. operations, the minority partner is directly responsible for taxes on its share of U.S. partnership earnings. Accordingly, the Company properly consolidates the pretax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision.

Minority interest expense reflects the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interest expense totaled $248.4 million in 2007, a $56.9 million increase from the prior year. The year-over-year increase primarily reflects the improved profitability levels in the M-I SWACO joint venture.

2006 versus 2005

Consolidated revenues increased to $7.3 billion for the year ended December 31, 2006, 31 percent above the prior year. The majority of the year-over-year revenue growth was reported in the Oilfield segment attributable to a combination of higher worldwide drilling activity, a favorable product and business mix and, to a lesser extent, improved pricing. On a geographic basis, two-thirds of the revenue improvement was generated in the Western Hemisphere market, which accounted for the majority of the year-over-year increase in drilling activity levels. The year-over-year revenue variance was also driven by the strength in the Company's international operations which reported a 33 percent increase in revenues.

Gross profit totaled $2.3 billion, or 32 percent of revenues, two percentage points above the gross profit margins generated in 2005. Although the margin expansion was largely driven by the impact of increased sales volumes on fixed manufacturing and service infrastructure costs, an improved business mix and product pricing also had a favorable effect. On an absolute dollar basis, gross profit was $659.1 million above the prior year period primarily reflecting the increased sales volumes in the Oilfield operations.

Operating expenses, consisting of selling, general and administrative expenses increased $249.6 million from the amount reported in the 2005 fiscal year; however, as a percentage of revenues decreased 95 basis points. Improved fixed cost coverage in the sales and administrative functions accounted for the operating expense percentage decline. The majority of the absolute dollar increase was attributable to variable costs directly associated with the improved business volumes, including increased investment in personnel and infrastructure. To a lesser extent, increased employee profit-sharing amounts directly attributable to the reported profitability levels, incremental operating expenses of acquired operations and stock-based compensation expense also contributed to the year-over-year operating expense growth.

Net interest expense, which represents interest expense less interest income, totaled $60.0 million in 2006. Net interest expense increased $17.2 million from the 2005 level reflecting higher average debt levels in 2006 due to borrowings related to the financing of several acquisitions and, to a lesser extent, an increase in variable interest rates.

The effective tax rate approximated 32 percent, partially impacted by the settlement of a U.S. tax audit that resulted in the release of certain deferred tax reserves during the second quarter of 2006. Excluding the tax settlement, the effective rate was comparable to the level reported in the prior year, but below the U.S. statutory rate due to the impact of M-I SWACO's U.S. partnership earnings for which the minority partner is directly responsible for its related income taxes. The Company properly consolidates the pretax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision.

Minority interest expense reflects the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interest expense totaled $191.4 million in 2006, a $68.7 million increase from 2005. The year-over-year increase primarily reflects the higher profitability of the M-I SWACO joint venture and, to a lesser extent, improved earnings reported by CE Franklin Ltd.

Liquidity and Capital Resources

General

At December 31, 2007, cash and cash equivalents equaled $158.3 million. During 2007, the Company generated $688.5 million of cash flows from operations, which is $410.0 million above the amount reported in 2006. The year-over-year improvement is attributable to lower comparable working capital investment, associated with slower growth in global drilling activity, combined with higher profitability levels experienced in the Company's Oilfield operations.

In 2007, cash flows used in investing activities totaled $347.6 million, primarily consisting of amounts required to fund capital expenditures and, to a lesser extent, acquisitions. The Company invested $310.8 million in property, plant and equipment, net of cash proceeds associated with certain asset disposals. Acquisition funding, which largely related to the purchase of D.S.I. Inspection Services, Inc. and CE Franklin's acquisition of Jen Supply Ltd., resulted in cash outflows of $53.5 million.

Projected net capital expenditures for 2008 are forecasted to total $325 million, relatively consistent with spending levels reported for 2007. The majority of the forecasted expenditures relate to routine additions of rental tool and manufacturing equipment to support the Company's business operations and maintain the existing capital equipment base.

Cash flows used in financing activities totaled $265.8 million in 2007. The Company's strong operating cash flow performance enabled the funding of investing activities and $159.6 million of combined share repurchases and dividend payments, while still having sufficient availability to repay $103.5 million of outstanding borrowings under various loan agreements.

The Company's primary internal source of liquidity is cash flow generated from operations. Cash flow generated from operations is primarily influenced by the level of worldwide drilling activity, which affects profitability levels and working capital requirements. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. As of December 31, 2007, the Company had $245.0 million drawn and $4.5 million of letters of credit issued under various U.S. revolving credit facilities, resulting in $170.5 million of capacity available for future operating or investing needs. The Company also has revolving credit facilities in place outside of the United States, which are generally used to finance local operating needs. At the end of fiscal 2007, the Company had available borrowing capacity of $164.1 million under the non-U.S. borrowing facilities.

The Company's external sources of liquidity include debt and equity financing in the public capital markets, if needed. The Company carries an investment-grade credit rating with recognized rating agencies, generally providing the Company with access to debt markets. The Company's overall borrowing capacity is, in part, dependent on maintaining compliance with financial covenants under the various credit agreements. As of December 31, 2007, the Company was well within the covenant compliance thresholds under its various loan indentures, as amended, providing the ability to access available borrowing capacity. Management believes funds generated by operations, amounts available under existing credit facilities and external sources of liquidity will be sufficient to finance capital expenditures and working capital needs of the existing operations for the foreseeable future.

Management continues to evaluate opportunities to acquire products or businesses complementary to the Company's operations. Additional acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

The Company makes regular quarterly distributions under a dividend program. On February 6, 2008, the Company's Board of Directors increased the quarterly cash dividend to $0.12 per share. The current annualized payout of approximately $96 million is expected to be funded with cash flows from operations and, if necessary, amounts available under existing credit facilities. The level of future dividend payments will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, earnings, cash flows, compliance with certain debt covenants and other relevant factors.

Management's Discussion and Analysis

The Company's Board of Directors has authorized a share buyback program that allows for the repurchase of up to 20 million shares of the Company's common stock, subject to regulatory issues, market considerations and other relevant factors. As of December 31, 2007, the Company had 15.7 million shares remaining under the current authorization. Future repurchases under the program may be executed from time to time in the open market or in privately negotiated transactions and will be funded with cash flows from operations or amounts available under existing credit facilities.

The Company believes it has sufficient existing manufacturing capacity to meet current demand for its products and services. Additionally, inflation has had a modest impact on the Company's financial results in the three most recent fiscal years, with the Company experiencing escalation in wages, transportation costs and, to some extent, petrochemical and other commodity prices during 2007. The Company expects to be able to continue to offset the impact of future cost inflation through productivity gains and pricing initiatives.

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities, and the consolidation of the Company's minority ownership positions would not result in an increase in reported leverage ratios. The Company has no contractual arrangements in place that could result in the issuance of additional shares of the Company's common stock at a future date other than the Company's stock-based compensation program, which is discussed in Note 1, "Summary of Significant Accounting Policies," and Note 14, "Long-Term Incentive Compensation."

Contractual Obligations, Commitments and Contingencies

Contractual Obligations

The following table summarizes the Company's debt maturities, estimated interest on fixed rate long-term debt and future minimum payments under non-cancelable operating leases having initial terms in excess of one year as of December 31, 2007:

	Amount of Commitment Expiration per Period			
(In thousands)	Debt maturities	Interest on fixed rate long-term debt	Operating lease commitments	**Total**
Less than 1 year	$139,481	$ 31,350	$ 72,775	**$ 243,606**
1 - 3 years	298,060	62,700	91,449	**452,209**
3 - 5 years	272,797	34,857	45,523	**353,177**
More than 5 years	274,767	57,750	107,306	**439,823**
Total	$985,105	$186,657	$317,053	**$1,488,815**

Amounts related to commitments under capital lease agreements, purchase obligations and other long-term liabilities reflected in the accompanying consolidated balance sheet, including pension and other postretirement obligations, have been excluded from the above table due to immateriality.

Moreover, the required disclosure related to the Company's $45.9 million of liabilities associated with uncertain tax positions has been omitted from the above table. Due to the complex application of tax regulations, combined with our inability to predict when tax audits in various jurisdictions may be concluded, the Company is unable to reasonably estimate the timing of cash settlements, if any, related to its uncertain tax positions.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under standby letters of credit and bid, performance and surety bonds. Certain of these outstanding instruments guarantee payment to insurance companies which reinsure certain liability coverages of the Company's insurance captive. Excluding the impact of these instruments, for which $17.8 million of related liabilities are reflected in the accompanying consolidated balance sheet, the Company was contingently liable for approximately $136.2 million of standby letters of credit and bid, performance and surety bonds at December 31, 2007. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

The Company is a defendant in various legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company.

As of December 31, 2007, the Company's environmental reserve totaled $7.6 million. This amount reflects the future undiscounted estimated exposure related to identified properties, without regard to indemnifications from former owners. While actual future environmental costs may differ from estimated liabilities recorded at December 31, 2007, the Company does not believe that these differences will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

The discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following describes significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for doubtful accounts. The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Inventory reserves. The Company has made significant investments in inventory to service its customers around the world. On a routine basis, the Company uses judgments in determining the level of reserves required to state inventory at the lower of cost or market. Management's estimates are primarily influenced by technological innovations, market fundamentals and the physical condition of products. Changes in these or other factors may result in adjustments to the carrying value of inventory.

Goodwill. The Company has acquired a number of operations during the past decade, which has resulted in the recording of a material amount of goodwill. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections. Estimating future cash flows of the Company's operations requires management to make judgments about future operating results and working capital requirements. Although the majority of the goodwill relates to the Company's Oilfield operations, $51.5 million of goodwill relates to Distribution transactions. Changes in cash flow assumptions or other factors that negatively impact the fair value of the operations would influence the evaluation and may result in the determination that a portion of the goodwill is impaired when the annual analysis is performed.

Management's Discussion and Analysis

Self-Insurance. The Company maintains insurance coverage for various aspects of its business and operations. The Company retains a portion of losses that occur through the use of deductibles and retentions under self-insurance programs. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Income taxes. Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. In certain cases, management has established reserves to reduce deferred tax assets to estimated realizable value. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. The Company recognizes tax benefits related to uncertain tax positions when, based on technical merits, it is more likely than not the respective positions will be sustained on examination by the taxing authorities. Adjustments to the recorded liabilities for uncertain tax positions may be required pursuant to the ultimate settlement of an income tax audit, the refinement of an estimate in light of changes to any facts or circumstances, or the expiration of a statute of limitations.

Environmental Obligations. The Company records liabilities for environmental obligations when remedial efforts are probable and the costs can be reasonably estimated. Management's estimates are based on currently enacted laws and regulations. As more information becomes available or environmental laws and regulations change, such liabilities may be required to be adjusted. Additionally, in connection with acquisitions, the Company generally obtains indemnifications from the seller related to environmental matters. If the indemnifying parties do not fulfill their obligations, adjustments of recorded amounts may be required.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes accounting and disclosure requirements for business combinations including the recognition and measurement of assets acquired, liabilities assumed, and any noncontrolling ownership interest purchased in a transaction. SFAS 141(R) also sets forth new guidance regarding the treatment of transaction-related costs and establishes additional disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. We are currently evaluating the provisions of SFAS 141(R) which are effective, and will be adopted by the Company, on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160") which addresses the accounting and disclosure requirements for subsidiaries which are not wholly-owned. Under SFAS 160, the Company will be required to classify the minority interest liability reflected in the accompanying consolidated balance sheet as a component of stockholders' equity. Moreover, the Company will be required to present net income attributable to the Company and the minority partners' ownership interest separately on the consolidated statement of operations. We are currently evaluating the provisions of SFAS 160 which are effective, and will be adopted by the Company, on January 1, 2009 to determine any additional impact on the Company's consolidated financial statements.

Management believes the impact of other recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates and enters into various hedging transactions to mitigate these risks. The Company does not use financial instruments for trading or speculative purposes. See Note 9, "Financial Instruments," to the Consolidated Financial Statements for additional discussion of hedging instruments.

The Company's exposure to interest rate changes is managed through the use of a combination of fixed and floating rate debt and by entering into interest rate contracts, from time to time, on a portion of its long-term borrowings. The Company had no interest rate contracts outstanding as of December 31, 2007 and 2006. At December 31, 2007 and 2006, 43 percent and 35 percent, respectively, of the Company's long-term debt carried a variable interest rate. Management believes that significant interest rate changes will not have a material near-term impact on the Company's future earnings or cash flows.

The Company's exposure to changes in foreign exchange rates is managed primarily through the use of forward exchange contracts. These contracts increase or decrease in value as foreign exchange rates change, to protect the value of the underlying transactions denominated in foreign currencies. All currency contracts are components of the Company's hedging program and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. The gains and losses on these contracts offset changes in the value of the related exposures. The terms of these contracts generally do not exceed two years. As of December 31, 2007, the notional amounts of fair value hedge contracts and cash flow hedge contracts outstanding were $110.3 million and $12.7 million, respectively, and the fair value was greater than the notional amount of these contracts by $0.8 million. As of December 31, 2006, the notional amount of fair value hedge contracts and cash flow hedge contracts outstanding were $126.9 million and $20.8 million, respectively, and the fair value was less than the notional amount of these contracts by $0.2 million. In some areas, where hedging is not cost effective, the Company addresses foreign currency exposure utilizing working capital management.

The Company utilizes a "Value-at-Risk" ("VAR") model to determine the maximum potential one-day loss in the fair value of its foreign exchange sensitive financial instruments. The VAR model estimates were made assuming normal market conditions and a 95 percent confidence level. The Company's VAR computations are based on the historical price movements in various currencies (a "historical" simulation) during the year. The model includes all of the Company's foreign exchange derivative contracts. Anticipated transactions, firm commitments and assets and liabilities denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model. The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors. The estimated maximum potential one-day loss in fair value of currency sensitive instruments, calculated using the VAR model, was not material to the Company's financial position or results of operations.

Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, our outlook, financial projections and business strategies, all of which are subject to risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "project" and similar terms. These statements are based on certain assumptions and analyses that we believe are appropriate under the circumstances. Such statements are subject to, among other things, general economic and business conditions, the level of oil and natural gas exploration and development activities, global economic growth and activity, political stability of oil-producing countries, finding and development costs of operations, decline and depletion rates for oil and natural gas wells, seasonal weather conditions, industry conditions, and changes in laws or regulations, many of which are beyond the control of the Company. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. With this in mind, you should consider the risk factors discussed in the Company's 2007 Annual Report on Form 10-K and other documents we file with the Securities and Exchange Commission from time to time.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a - 15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable, not absolute, assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company's internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. The Deloitte & Touche LLP audit report on the effectiveness of the Company's internal control over financial reporting appears on page 31 of this Annual Report.

Doug Rock
Chairman of the Board and
Chief Executive Officer

Margaret K. Dorman
Senior Vice President,
Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Smith International, Inc.
Houston, Texas

We have audited the internal control over financial reporting of Smith International, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Smith International, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Smith International, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Smith International, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123r, "Share-Based Payment" as of January 1, 2006 and Financial Accounting Standards Board Interpretation ("FASB") No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" on January 1, 2007. Additionally, as discussed in Note 13 to the consolidated financial statements, the Company adopted SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
February 29, 2008

Consolidated Statements of Operations

For the Years Ended December 31,	**2007**	2006	2005
(In thousands, except per share data)			
Revenues	**$8,764,330**	$7,333,559	$5,579,003
Costs and expenses:			
Costs of revenues	**5,908,673**	4,989,288	3,893,865
Selling expenses	**1,177,359**	969,825	786,668
General and administrative expenses	**308,501**	294,365	227,909
Total costs and expenses	**7,394,533**	6,253,478	4,908,442
Operating income	**1,369,797**	1,080,081	670,561
Interest expense	**69,990**	62,967	44,446
Interest income	**(4,068)**	(2,982)	(1,692)
Income before income taxes and minority interests	**1,303,875**	1,020,096	627,807
Income tax provision	**408,471**	326,674	202,743
Minority interests	**248,353**	191,416	122,759
Net income	**$ 647,051**	$ 502,006	$ 302,305
Earnings per share:			
Basic	**$ 3.23**	$ 2.51	$ 1.50
Diluted	**3.20**	2.49	1.48
Weighted average shares outstanding:			
Basic	**200,244**	200,252	201,651
Diluted	**201,947**	202,008	204,522

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

December 31,	2007	2006
(In thousands, except par value data)		
Assets		
Current Assets:		
Cash and cash equivalents	**$ 158,267**	$ 80,379
Receivables, net (Note 1)	**1,750,561**	1,592,230
Inventories, net	**1,658,172**	1,457,371
Deferred tax assets, net	**46,220**	51,070
Prepaid expenses and other	**114,515**	89,977
Total current assets	**3,727,735**	3,271,027
Property, plant and equipment, net	**1,105,880**	887,044
Goodwill, net	**896,442**	867,647
Other intangible assets, net	**128,359**	141,140
Other assets	**203,464**	168,617
Total assets	**$6,061,880**	$5,335,475
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 139,481**	$ 287,704
Accounts payable	**655,413**	654,215
Accrued payroll costs	**153,453**	154,756
Income taxes payable	**80,181**	130,339
Other	**144,772**	152,454
Total current liabilities	**1,173,300**	1,379,468
Long-term debt	**845,624**	800,928
Deferred tax liabilities	**160,244**	143,124
Other long-term liabilities	**157,042**	102,904
Minority interests	**1,130,773**	922,114
Commitments and contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, $1 par value; 5,000 shares authorized; no shares issued or outstanding in 2007 or 2006	**-**	-
Common stock, $1 par value; 250,000 shares authorized; 217,586 shares issued in 2007 (214,947 shares issued in 2006)	**217,586**	214,947
Additional paid-in capital	**533,429**	442,155
Retained earnings	**2,219,224**	1,653,480
Accumulated other comprehensive income	**67,840**	23,227
Less – Treasury securities, at cost; 16,825 common shares in 2007 (15,031 common shares in 2006)	**(443,182)**	(346,872)
Total stockholders' equity	**2,594,897**	1,986,937
Total liabilities and stockholders' equity	**$6,061,880**	$5,335,475

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2007	2006	2005
(In thousands)			
Cash flows from operating activities:			
Net income	**$ 647,051**	$ 502,006	$ 302,305
Adjustments to reconcile net income to net cash provided by operating activities, excluding the net effects of acquisitions:			
Minority interests	**248,353**	191,416	122,759
Depreciation and amortization	**193,296**	150,384	117,722
Share-based compensation expense	**34,239**	27,280	5,947
Increase in LIFO inventory reserves	**22,712**	18,942	22,144
Deferred income tax provision	**22,265**	3,737	10,636
Provision for losses on receivables	**5,082**	7,578	4,216
Foreign currency translation losses	**4,059**	3,376	1,213
Gain on disposal of property, plant and equipment	**(21,133)**	(18,893)	(14,812)
Equity earnings, net of dividends received	**(17,170)**	(9,247)	(10,420)
Gain on sale of operations	**(1,534)**	(6,473)	(5,898)
Changes in operating assets and liabilities:			
Receivables	**(154,355)**	(364,834)	(243,882)
Inventories	**(202,436)**	(412,748)	(197,204)
Accounts payable	**(9,760)**	161,111	105,832
Other current assets and liabilities	**(58,262)**	48,975	3,487
Other non-current assets and liabilities	**(23,920)**	(24,126)	(15,996)
Net cash provided by operating activities	**688,487**	278,484	208,049
Cash flows from investing activities:			
Acquisition-related payments, net of cash acquired	**(53,452)**	(226,727)	(81,328)
Purchases of property, plant and equipment	**(355,821)**	(308,470)	(177,845)
Proceeds from disposal of property, plant and equipment	**45,045**	35,743	26,426
Proceeds from settlement of property insurance claims	**–**	15,026	–
Proceeds from sale of operations	**16,655**	13,504	20,496
Net cash used in investing activities	**(347,573)**	(470,924)	(212,251)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	**146,847**	803,635	187,804
Principal payments of long-term debt	**(272,676)**	(426,557)	(57,592)
Net change in short-term borrowings	**22,302**	(30,299)	14,478
Debt issuance costs	**–**	(4,744)	–
Purchases of common stock under Repurchase Program	**(83,529)**	(102,894)	(117,820)
Payment of common stock dividends	**(76,026)**	(60,074)	(36,353)
Excess tax benefit from share-based compensation	**27,271**	8,724	11,405
Net proceeds related to long-term incentive awards	**18,101**	20,393	39,847
Distributions to minority interest partner	**(48,097)**	–	(28,000)
Net cash provided by (used in) financing activities	**(265,807)**	208,184	13,769
Effect of exchange rate changes on cash	**2,781**	2,092	(620)
Increase in cash and cash equivalents	**77,888**	17,836	8,947
Cash and cash equivalents at beginning of year	**80,379**	62,543	53,596
Cash and cash equivalents at end of year	**$ 158,267**	$ 80,379	$ 62,543

Supplemental disclosures of cash flow information:			
Cash paid for interest	**$ 74,536**	$ 62,161	$ 44,217
Cash paid for income taxes	**384,145**	291,981	177,697

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share data)	Common Stock Number of Shares	Common Stock Amount
Balance, January 1, 2005	105,296,653	$ 105,297
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Minimum pension liability adjustments	–	–
Comprehensive income	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,749,605	1,749
Vesting of restricted stock	34,632	35
Share-based compensation	–	–
Two-for-one common stock split (Note 1 and 11)	106,188,814	106,189
Balance, December 31, 2005	213,269,704	213,270
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Minimum pension liability adjustments	–	–
Comprehensive income	–	–
Impact of SFAS 158 adoption (Note 13)	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,376,213	1,376
Vesting of restricted stock	300,834	301
Share-based compensation	–	–
Balance, December 31, 2006	214,946,751	214,947
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Changes in pension and other postretirement benefits	–	–
Comprehensive income	–	–
Impact of FIN 48 adoption (Note 1)	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,790,706	1,790
Vesting of restricted stock	848,760	849
Share-based compensation	–	–
Balance, December 31, 2007	**217,586,217**	**$217,586**

The accompanying notes are an integral part of these financial statements.

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Securities Common Stock Number of Shares	Treasury Securities Common Stock Amount	Total Stockholders' Equity
$ 432,395	$ 961,574	$ 24,404	(4,222,466)	$ (122,859)	$ 1,400,811
–	302,305	–	–	–	302,305
–	–	(14,635)	–	–	(14,635)
–	–	(2,044)	–	–	(2,044)
–	–	(824)	–	–	(824)
–	302,305	(17,503)	–	–	284,802
–	–	–	(2,198,800)	(117,820)	(117,820)
–	(48,396)	–	–	–	(48,396)
51,542	–	–	–	–	53,291
–	–	–	(4,276)	(165)	(130)
5,947	–	–	–	–	5,947
(106,189)	–	–	(5,875,386)	–	–
383,695	1,215,483	6,901	(12,300,928)	(240,844)	1,578,505
–	502,006	–	–	–	502,006
–	–	12,407	–	–	12,407
–	–	2,425	–	–	2,425
–	–	857	–	–	857
–	502,006	15,689	–	–	517,695
–	–	637	–	–	637
–	–	–	(2,656,987)	(102,894)	(102,894)
–	(64,009)	–	–	–	(64,009)
31,180	–	–	–	–	32,556
–	–	–	(73,163)	(3,134)	(2,833)
27,280	–	–	–	–	27,280
442,155	1,653,480	23,227	(15,031,078)	(346,872)	1,986,937
–	647,051	–	–	–	647,051
–	–	46,743	–	–	46,743
–	–	506	–	–	506
–	–	(2,636)	–	–	(2,636)
–	647,051	44,613	–	–	691,664
–	(1,191)	–	–	–	(1,191)
–	–	–	(1,570,300)	(83,529)	(83,529)
–	(80,116)	–	–	–	(80,116)
57,035	–	–	–	–	58,825
–	–	–	(223,892)	(12,781)	(11,932)
34,239	–	–	–	–	34,239
$533,429	**$2,219,224**	**$ 67,840**	**(16,825,270)**	**$(443,182)**	**$2,594,897**

Notes to Consolidated Financial Statements

(All dollar amounts are expressed in thousands, unless otherwise noted)

1. Summary of Significant Accounting Policies

Basis of Presentation

Smith International, Inc. ("Smith" or the "Company") provides premium products and services to the oil and gas exploration and production industry. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and all applicable financial statement rules and regulations of the Securities and Exchange Commission (the "Commission"). Management believes the consolidated financial statements present fairly the financial position, results of operations and cash flows of the Company as of the dates indicated.

The consolidated financial statements include the accounts of the Company and all wholly and majority-owned subsidiaries, after the elimination of all significant intercompany accounts and transactions. Investments in affiliates in which ownership interest ranges from 20 to 50 percent, and the Company exercises significant influence over operating and financial policies, are accounted for on the equity method. All other investments are carried at cost, which does not exceed the estimated net realizable value of such investments.

Stock Split

In July 2005, the Company's Board of Directors approved a two-for-one stock split, which was effected in the form of a stock dividend. Stockholders of record as of August 5, 2005 were entitled to the dividend, which was distributed on August 24, 2005.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities and the reported amounts of revenues and expenses. Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, goodwill and deferred taxes as well as the determination of liabilities related to environmental obligations and self-insurance programs. If the underlying estimates and assumptions, upon which the financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible. Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company's historical loss experience. At December 31, 2007 and 2006, the allowance for doubtful accounts was $17.3 million and $16.7 million, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method for the majority of the Company's inventories; however, certain of the Company's U.S.-based inventories are valued utilizing the last-in, first-out ("LIFO") method. Inventory costs consist of materials, labor and factory overhead.

Fixed Assets

Fixed assets, consisting of rental equipment and property, plant and equipment, are stated at cost, net of accumulated depreciation. The Company computes depreciation on fixed assets using principally the straight-line method; however, for income tax purposes, accelerated methods of depreciation are used. The estimated useful lives used in computing depreciation generally range from 20 to 40 years for buildings, three to 25 years for machinery and equipment, and five to ten years for rental equipment. Leasehold improvements are amortized over the initial lease term or the estimated useful lives of the improvements, whichever is shorter. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $161.6 million, $129.6 million and $106.8 million, respectively.

Costs of major renewals and betterments are capitalized as fixed assets; however, expenditures for maintenance, repairs and minor improvements are charged to expense when incurred. When fixed assets are sold or retired, the remaining cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the consolidated statement of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Recorded goodwill balances are not amortized but, instead, are evaluated for impairment annually or more frequently if circumstances indicate that an impairment may exist. The goodwill valuation, which is prepared during the first quarter of each calendar year, is largely influenced by projected future cash flows and, therefore, is significantly impacted by estimates and judgments.

The Company amortizes other identifiable intangible assets on a straight-line basis over the periods expected to be benefited, ranging from two to 27 years. The components of these other intangible assets generally consist of patents, license agreements, non-compete agreements, trademarks and customer lists and contracts.

Impairment of Long-Lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated undiscounted future cash flows associated with the asset will be compared to the asset's carrying amount to determine if an impairment exists.

Environmental Obligations

Expenditures for environmental obligations that relate to current operations are expensed or capitalized, as appropriate. Liabilities are recorded when environmental clean-up efforts are probable and their cost is reasonably estimated, and are adjusted as further information is obtained. Such estimates are based on currently enacted laws and regulations and are not discounted to present value.

Liabilities Related to Self-Insurance Programs

The Company is self-insured for certain casualty and employee medical insurance liabilities of its U.S. operations. Expenditures for casualty and medical claims are recorded when incurred after taking into consideration recoveries available under stop-loss insurance policies. Additionally, reserves are established to provide for the estimated cost of settling known claims as well as medical and casualty exposures projected to have been incurred but not yet reported.

Foreign Currency Translation and Transactions

Gains and losses resulting from balance sheet translation of operations outside the United States where the applicable foreign currency is the functional currency are included as a component of accumulated other comprehensive income within stockholders' equity. Gains and losses resulting from balance sheet translation of operations outside the United States where the U.S. dollar is the functional currency are included in the consolidated statements of operations.

Gains and losses resulting from foreign currency transactions, excluding cash flow hedges discussed below, are recognized currently in the consolidated statements of operations.

Financial Instruments

The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates and interest rates. The Company utilizes derivative financial instruments such as foreign exchange contracts, foreign exchange options and interest rate contracts to mitigate or eliminate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

The Company records changes in fair market value related to fair value hedges, which includes foreign exchange contracts, to selling expenses in the consolidated statements of operations. Changes in value related to cash flow hedges, which includes foreign exchange contracts, foreign exchange options and interest rate swaps, are recorded in accumulated other comprehensive income and are recognized in the consolidated statement of operations when the hedged item affects earnings.

Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes using an asset and liability approach for financial accounting and income tax reporting based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. This interpretation addresses the determination of whether tax benefits claimed, or expected to be claimed, on a tax return should be recorded in the financial statements. The Company recognizes the tax benefit from an uncertain tax position when, based on technical merits, it is more likely than not the position will be sustained on examination by the taxing authorities. In connection with the adoption of FIN 48, the Company was required to record an additional $1.2 million of tax liabilities, including related interest and penalties, with a corresponding reduction in stockholders' equity during the first quarter of 2007.

The Company records penalty and interest amounts related to income tax matters as income tax expense in the accompanying financial statements. For the year ended December 31, 2007, the Company included $1.4 million and $0.9 million of interest and penalties, respectively, in income tax expense.

Revenue Recognition

The Company's revenues, which are composed of product, rental, service and other revenues, are generally subject to contractual arrangements which specify price and general terms and conditions. The Company recognizes product revenues, net of applicable provisions for returns, when title and the related risk of loss transfers to the customer. Rental, service and other revenues are recorded when such services are performed and collectibility is reasonably assured.

Minority Interests

The Company records minority interest expense which reflects the portion of the earnings of majority-owned operations which are applicable to the minority interest partners. The minority interest amount primarily represents the share of the M-I SWACO profits associated with the minority partner's 40 percent interest in those operations. To a lesser extent, minority interests include the portion of CE Franklin Ltd. and other joint venture earnings applicable to the respective minority shareholders.

Long-term Incentive Compensation

The Company's Board of Directors and its stockholders have authorized a long-term incentive plan for the benefit of key employees. Although the Plan provides for the issuance of various stock-based awards, the Compensation Committee has elected to issue restricted stock units and, prior to December, 2005, stock option awards.

Restricted stock units are considered compensatory awards and compensation expense related to these units is recognized over the established vesting period in the accompanying consolidated financial statements.

Accounting for the stock option program was impacted by the mandatory adoption of Statement of Financial Accounting Standards ("SFAS") No. 123r, "Share-Based Payment," ("SFAS No. 123r") on January 1, 2006. In connection with the implementation, the Company utilized the modified prospective method; and, accordingly, results for prior periods have not been restated. Prior to January 1, 2006, companies could apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for its stock option program. Accordingly, for the 2005 fiscal year, the Company has elected to make pro forma footnote disclosures rather than recognizing the related compensation expense for stock option awards in the consolidated financial statements.

Had the Company elected to apply the accounting standards of SFAS No. 123, "Accounting for Stock-Based Compensation", the 2005 fiscal year's net income and earnings per share would have approximated the pro forma amounts indicated below:

	2005
(In thousands, except per share data)	
Net income, as reported	$302,305
Add: Stock-based compensation expense included in reported income, net of related tax effect	3,952
Less: Total stock-based compensation expense determined under fair value methods, net of related tax effect	(13,056)
Net income, pro forma	$293,201
Earnings per share:	
As reported:	
Basic	$ 1.50
Diluted	1.48
Pro forma:	
Basic	$ 1.45
Diluted	1.43

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes accounting and disclosure requirements for business combinations including the recognition and measurement of assets acquired, liabilities assumed, and any noncontrolling ownership interest purchased in a transaction. SFAS 141(R) also sets forth new guidance regarding the treatment of transaction-related costs and establishes additional disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. We are currently evaluating the provisions of SFAS 141(R) which are effective, and will be adopted by the Company, on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160") which addresses the accounting and disclosure requirements for subsidiaries which are not wholly-owned. Under SFAS 160, the Company will be required to classify the minority interest liability reflected in the accompanying consolidated balance sheet as a component of stockholders' equity. Moreover, the Company will be required to present net income attributable to the Company and the minority partners' ownership interest separately on the consolidated statement of operations. We are currently evaluating the provisions of SFAS 160 which are effective, and will be adopted by the Company, on January 1, 2009 to determine any additional impact on the Company's consolidated financial statements.

Management believes the impact of other recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

2. Acquisitions

During 2007, the Company completed five acquisitions in exchange for aggregate cash consideration of $39.9 million and the assumption of certain liabilities. The 2007 transactions primarily consist of the following:

> On May 16, 2007, Smith Services acquired D.S.I. Inspection Services, Inc. ("DSI") in exchange for cash consideration of approximately $16.7 million. DSI, based in the United States, is a provider of inspection, machine shop and other related services. The Company may be required to fund additional cash consideration of up to $2.0 million related to the DSI transaction upon the lapse of certain contingencies.
>
> On December 3, 2007, CE Franklin acquired the outstanding stock of Jen Supply Ltd. ("Jen Supply") in exchange for $12.4 million of cash and a $0.5 million note. Jen Supply, based in Alberta, Canada is an oilfield equipment distributor. CE Franklin may be required to fund additional cash consideration of $2.5 million under the terms of an earn-out arrangement.

The excess of the purchase price over the estimated fair value of net assets acquired approximated $19.4 million, primarily pertaining to the DSI and Jen Supply transactions, and has been recorded as goodwill in the consolidated balance sheet. Based on the structure of the transactions, the majority of the goodwill related to the 2007 acquisitions is not expected to be deductible for tax purposes. The purchase price allocations related to these acquisitions are based on preliminary information and are subject to change when additional data concerning final asset and liability valuations is obtained; however, material changes in the preliminary allocations are not anticipated by management.

In certain situations, the Company negotiates transaction terms which provide for the payment of additional consideration if various financial and/or business objectives are met. In addition to the acquisition consideration discussed above, the Company paid $13.5 million of purchase consideration to settle obligations related to earn-out arrangements during 2007. The acquisition-related payments are reflected in the consolidated balance sheet as goodwill.

Notes to Consolidated Financial Statements

During 2006, the Company completed seven acquisitions in exchange for aggregate cash consideration of $226.7 million and the assumption of certain liabilities. The 2006 transactions primarily consist of the following:

On February 23, 2006, M-I SWACO acquired Epcon Offshore AS ("Epcon") in exchange for cash consideration of approximately $44.9 million. Epcon, based in Porsgrunn, Norway, is a global provider of proprietary water treatment technology designed to optimize the removal of hydrocarbons from water generated during the oil and gas production process.

On August 3, 2006, M-I SWACO acquired Specialised Petroleum Services Group Limited ("SPS") in exchange for cash consideration of approximately $165.4 million. SPS, based in Aberdeen, Scotland, is a global provider of patented well-bore clean-up products and engineering services used to remove debris from the wellbore to facilitate improved well production.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $129.3 million, primarily pertaining to SPS and Epcon, and has been recorded as goodwill in the accompanying consolidated balance sheet.

During 2005, the Company completed six acquisitions in exchange for aggregate cash consideration of $81.3 million and the assumption of certain liabilities. The 2005 transactions primarily consist of the following:

On August 17, 2005, Smith Services acquired certain operating assets of Tubular Technology, Inc. ("TTI") and associated companies for cash consideration of $23.2 million. The acquired operations provide a full range of products and services used during the installation of corrosion-resistant alloy tubulars and also offer proprietary products and technical services used during the completion-phase of oil and gas wells, primarily to customers in the U.S. Gulf Coast region.

On November 1, 2005, Smith Services acquired certain operating assets of Nunez Oil Field Pipe, Ltd. ("Nunez") and associated companies for cash consideration of $41.4 million. The acquired companies rent and repair premium drill pipe, drill collars, and blow-out preventers and perform machine shop and related inspection services in the United States.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $23.4 million, primarily pertaining to Nunez and TTI, and has been recorded as goodwill in the accompanying consolidated balance sheet.

These acquisitions have been recorded using the purchase method of accounting and, accordingly, the acquired operations have been included in the results of operations since the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not material to the Company's consolidated financial statements.

The following schedule summarizes investing activities related to 2007, 2006 and 2005 acquisitions included in the consolidated statements of cash flows:

	2007	2006	2005
Fair value of tangible and identifiable intangible assets, net of cash acquired	**$26,185**	$171,125	$ 68,597
Goodwill acquired	**19,422**	129,278	23,444
Payments to former shareholders of businesses acquired	**13,522**	–	–
Total liabilities assumed	**(5,677)**	(73,676)	(10,713)
Cash paid for acquisitions, net of cash acquired	**$53,452**	$226,727	$ 81,328

3. Dispositions

From time to time, the Company divests of select business operations. During 2007, the Company completed the disposition of certain majority-owned venture operations in exchange for aggregate cash consideration of $16.7 million and eliminated related net assets, including $10.2 million of goodwill. During the years ended December 31, 2006 and 2005, the Company completed the disposition of its ownership interest in certain Oilfield operations in exchange for aggregate cash consideration of $13.5 million and $20.5 million, respectively.

These transactions resulted in an aggregate pre-tax gain of approximately $1.5 million, $6.5 million and $5.9 million for the year's ended December 31, 2007, 2006 and 2005, respectively. The impact of these dispositions has been reflected as a reduction in general and administrative expenses in the accompanying consolidated statements of operations for the respective periods. Pro forma results of operations have not been presented because the effect of these dispositions was not material to the Company's consolidated financial statements.

4. Earnings Per Share

Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for stock option and restricted stock awards under the treasury stock method. For the years ended December 31, 2007 and 2006, an immaterial number of outstanding stock-based awards, were excluded from the computation of diluted EPS because they were anti-dilutive. The following schedule reconciles the income and shares used in the basic and diluted EPS computations:

	2007	2006	2005
(In thousands, except per share data)			
Net Income	**$647,051**	$502,006	$302,305
Weighted average number of common shares outstanding	**200,244**	200,252	201,651
Basic EPS	**$ 3.23**	$ 2.51	$ 1.50
Net Income	**$647,051**	$502,006	$302,305
Weighted average number of common shares outstanding	**200,244**	200,252	201,651
Dilutive effect of stock options and restricted stock units	**1,703**	1,756	2,871
	201,947	202,008	204,522
Diluted EPS	**$ 3.20**	$ 2.49	$ 1.48

5. Inventories

Inventories consist of the following at December 31:

	2007	2006
Raw materials	**$ 139,218**	$ 117,812
Work-in-process	**173,836**	147,543
Finished goods	**1,461,373**	1,285,558
	1,774,427	1,550,913
Reserves to state certain U.S. inventories (FIFO cost of $611,062 and $559,943 in 2007 and 2006, respectively) on a LIFO basis	**(116,255)**	(93,542)
	$1,658,172	$1,457,371

During 2007, the Company recorded additional LIFO reserves of $22.7 million. The increase primarily relates to the revaluation of on-hand inventories to current unit cost standards, reflecting modest cost inflation experienced in the Oilfield manufacturing operations.

Notes to Consolidated Financial Statements

6. Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2007	2006
Land and improvements	**$ 62,546**	$ 55,138
Buildings	**235,545**	181,419
Machinery and equipment	**880,562**	717,761
Rental tools	**726,333**	597,468
	1,904,986	1,551,786
Less – Accumulated depreciation	**(799,106)**	(664,742)
	$1,105,880	$ 887,044

7. Goodwill and Other Intangible Assets

Goodwill

The following table presents goodwill on a segment basis as of the dates indicated, as well as changes in the account during the period shown. Beginning and ending goodwill balances are presented net of accumulated amortization of $53.6 million:

	Oilfield Segment	Distribution Segment	Consolidated
Balance as of December 31, 2005	$ 699,142	$ 37,906	$ 737,048
Goodwill acquired	126,964	2,314	129,278
Purchase price and other adjustments	890	431	1,321
Balance as of December 31, 2006	826,996	40,651	867,647
Goodwill acquired	9,255	10,167	19,422
Goodwill related to disposed operations	(10,197)	-	(10,197)
Purchase price and other adjustments	18,843	727	19,570
Balance as of December 31, 2007	**$844,897**	**$51,545**	**$896,442**

Other Intangible Assets

The components of other intangible assets at December 31 are as follows:

	2007			2006			
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
							(Years)
Patents	**$112,485**	**$35,190**	**$ 77,295**	$101,269	$19,547	$ 81,722	13.5
License agreements	**31,688**	**14,204**	**17,484**	31,231	10,661	20,570	10.6
Non-compete agreements and trademarks	**36,704**	**21,032**	**15,672**	33,421	15,662	17,759	9.7
Customer lists and contracts	**34,603**	**16,695**	**17,908**	29,403	3,314	21,089	8.9
	$215,480	**$87,121**	**$128,359**	$195,324	$54,184	$141,140	12.0

Amortization expense of other intangible assets was $31.3 million, $20.3 million and $10.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense is expected to approximate $23.4 million for fiscal year 2008 and is anticipated to range between $10.4 million and $18.2 million per year for the 2009 - 2012 fiscal years.

8. Debt

The following summarizes the Company's outstanding debt at December 31:

	2007	2006
Current:		
Short-term borrowings	**$111,609**	$ 89,307
Current portion of long-term debt	**27,872**	198,397
Short-term borrowings and current portion of long-term debt	**$139,481**	$ 287,704
Long-term:		
Notes:		
6.0% Senior Notes maturing June 2016 with an effective interest rate of 6.11%. Interest payable semi-annually (presented net of unamortized discount of $262 and $293 in 2007 and 2006, respectively)	**$274,738**	$ 274,707
6.75% Senior Notes maturing February 2011 with an effective interest rate of 6.83%. Interest payable semi-annually (presented net of unamortized discount of $249 and $368 in 2007 and 2006, respectively)	**219,751**	219,632
7.0% Senior Notes repaid in September 2007	**–**	149,931
7.7% Senior Notes repaid in July 2007	**–**	7,143
Bank revolvers payable:		
$275 million revolving note expiring May 2010. Interest payable quarterly at base rate (7.25% at December 31, 2007) or Eurodollar rate, as defined (5.57% at December 31, 2007) and described below	**245,000**	119,000
M-I SWACO $125 million revolving note expiring May 2010. Interest payable quarterly at base rate or Eurodollar rate, as defined and described below	**–**	41,500
Term loans:		
M-I SWACO £80 million term loan payable to a financial institution. Principal due in semi-annual installments of £6.7 million through December 2012. Interest payable at Eurocurrency rate of LIBOR plus 35 basis points (6.32% at December 31, 2007)	**133,235**	157,686
M-I SWACO €27.5 million term loan repaid in June 2007	**–**	28,868
Other	**772**	858
	873,496	999,325
Less – Current portion of long-term debt	**(27,872)**	(198,397)
Long-term debt	**$845,624**	$ 800,928

Principal payments of long-term debt for years subsequent to 2008 are as follows:

2009	$ 26,523
2010	271,536
2011	246,274
2012	26,524
Thereafter	274,767
	$845,624

Short-term borrowings consist of amounts outstanding under lines of credit and short-term notes. Certain subsidiaries of the Company have unsecured credit facilities with non-U.S. banks aggregating $275.7 million with $164.1 million of additional borrowing capacity available under these facilities at December 31, 2007. These borrowings had a weighted average interest rate of 6.6 percent and 7.6 percent at December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements

In addition to the credit facilities discussed above, the Company has a $400 million unsecured revolving credit facility provided by a syndicate of nine financial institutions. The revolving credit agreement (the "Agreement") allows for the election of interest at a base rate, or a Eurodollar rate ranging from LIBOR plus 40 to 50 basis points depending on the borrowing levels drawn under the facility. The Agreement also requires the payment of a quarterly commitment fee of 10 basis points on the unutilized portion of the facility and compliance with certain customary covenants, including a 40 percent debt-to-total capitalization limitation.

The 6.0 percent and 6.75 percent Senior Notes (the "Public Notes") are unsecured obligations of the Company issued under an Indenture dated September 8, 1997. The Indenture contains no financial covenants, nor any restrictions related to the payment of cash dividends to common stockholders. The Company's Public Notes are redeemable by the Company, in whole or in part, at any time prior to maturity at a redemption price equal to accrued interest plus the greater of the principal amount or the present value of the remaining principal and interest payments.

Borrowings under the M-I SWACO $80 million term loan are unsecured and require compliance with certain customary covenants, including debt-to-total capitalization and debt-to-EBITDA limitations. The term loan can be prepaid, in whole or in part, without penalty subject to required notice periods and compliance with minimum prepayment amounts.

The Company was in compliance with its loan covenants under the various loan indentures, as amended, at December 31, 2007.

9. Financial Instruments

Foreign Currency Contracts

The Company enters into spot and forward contracts as a hedge against foreign currency denominated assets and liabilities and foreign currency commitments. The term of these contracts generally do not exceed two years. For fair value hedges, realized and unrealized gains and losses are recognized currently through earnings, and the resulting amounts generally offset foreign exchange gains or losses on the related accounts. The Company recognized expense of approximately $5.8 million, $5.9 million and $4.4 million in 2007, 2006 and 2005, respectively, related to net realized and unrealized losses on fair value hedge contracts. Gains or losses on designated cash flow hedge contracts are deferred to accumulated other comprehensive income and recognized in the consolidated statement of operations when the hedged item affects earnings. The Company recognized income of $1.7 million in 2007, and expense of $1.6 million and $0.9 million in 2006 and 2005, respectively, related to cash flow hedge contracts. As of December 31, 2007, the notional amounts of fair value hedge contracts and cash flow hedge contracts outstanding were $110.3 million and $12.7 million, respectively, and the fair value was greater than the notional amount of these contracts by $0.8 million. As of December 31, 2006, the notional amount of fair value hedge contracts and cash flow hedge contracts outstanding were $126.9 million and $20.8 million, respectively, and the fair value was less than the notional amount of these contracts by $0.2 million.

Fair Value of Other Financial Instruments

The recorded and fair values of long-term debt at December 31 are as follows:

	2007		2006	
	Recorded Value	**Fair Value**	Recorded Value	Fair Value
Long-term debt	**$873,496**	**$889,104**	$999,325	$1,015,062

The fair value of publicly-traded long-term debt was primarily determined using quoted market prices. The fair value of the remaining financial instruments, including cash and cash equivalents, receivables, payables and short-term and bank borrowings, approximates the carrying value due to the nature of these instruments.

10. Income Taxes

The geographical sources of income before income taxes and minority interests for the three years ended December 31, 2007 were as follows:

	2007	2006	2005
Income before income taxes and minority interests:			
United States	**$ 644,283**	$ 443,453	$225,207
Non-United States	**659,592**	576,643	402,600
Total	**$1,303,875**	$1,020,096	$627,807

The income tax provision is summarized as follows:

	2007	2006	2005
Current:			
United States	**$ 172,948**	$ 127,964	$ 62,243
Non-United States	**208,352**	183,695	124,881
State	**4,906**	11,278	4,983
	386,206	322,937	192,107
Deferred:			
United States	**21,849**	2,308	8,073
Non-United States	**381**	1,289	2,349
State	**35**	140	214
	22,265	3,737	10,636
Income tax provision	**$ 408,471**	$ 326,674	$202,743

The Company's income tax provision includes amounts related to the anticipated repatriation of certain earnings of its non-U.S. subsidiaries. Undistributed earnings above the amounts upon which taxes have been provided, which approximated $329.2 million at December 31, 2007, are intended to be permanently invested by the Company. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

The consolidated effective tax rate (as a percentage of income before income taxes and minority interests) is reconciled to the U.S. federal statutory tax rate as follows:

	2007	2006	2005
U.S. federal statutory tax rate	**35.0%**	35.0%	35.0%
Minority partners' share of U.S. partnership earnings	**(3.0)**	(2.6)	(2.5)
Non-deductible expenses	**1.1**	0.9	1.1
Benefit of extraterritorial income exclusion, manufacturer's production exclusion and research credits	**(0.9)**	(0.5)	(0.8)
State taxes, net	**0.3**	1.1	0.8
Non-U.S. tax provisions which vary from the U.S. rate/non-U.S. losses with no tax benefit realized	**(1.2)**	(1.3)	(0.9)
Change in valuation allowance	**(0.1)**	–	(0.1)
Other items, net	**0.1**	(0.6)	(0.3)
Effective tax rate	**31.3%**	32.0%	32.3%

Notes to Consolidated Financial Statements

The components of deferred taxes at December 31 are as follows:

	2007	2006
Deferred tax liabilities attributed to the excess of net book basis over remaining tax basis (principally depreciation and amortization):		
United States	**$(116,886)**	$ (99,443)
Non-United States	**(87,766)**	(84,244)
Total deferred tax liabilities	**(204,652)**	(183,687)
Deferred tax assets attributed to net operating loss and tax credit carryforwards:		
United States	–	–
Non-United States	**14,672**	18,395
Other deferred tax assets (principally accrued liabilities not deductible until paid and inventory reserves):		
United States	**71,453**	76,298
Non-United States	**17,981**	15,160
Subtotal	**104,106**	109,853
Valuation allowance	**(14,662)**	(16,232)
Total deferred tax assets	**89,444**	93,621
Net deferred tax liabilities	**$(115,208)**	$ (90,066)
Balance sheet presentation:		
Deferred tax assets, net	**$ 46,220**	$ 51,070
Other assets	**8,206**	8,822
Income taxes payable	**(9,390)**	(6,834)
Deferred tax liabilities	**(160,244)**	(143,124)
Net deferred tax liabilities	**$(115,208)**	$ (90,066)

At December 31, 2007, the accompanying consolidated financial statements include $14.7 million of deferred tax assets associated with operating loss carryforwards in tax jurisdictions outside the United States. Although a significant portion of these losses will carryforward indefinitely and are available to reduce future tax liabilities of the respective foreign entity, management currently believes that the majority of these assets will not be realized and has, accordingly, established a $14.7 million valuation reserve. The $1.6 million decrease from the prior year-end valuation reserve reflects the impact of changes in currency exchange rates, the expiration of operating loss carryforwards and changes in the anticipated realizability of certain foreign deferred tax assets.

Liability for Uncertain Tax Positions

In addition to the tax liabilities discussed above, the Company establishes reserves for positions taken on tax matters which, although considered appropriate under the regulations, could potentially be successfully challenged by authorities during a tax audit or review. The accompanying consolidated balance sheet includes liabilities of $45.9 million and $29.6 million to provide for uncertain tax positions taken as of December 31, 2007 and 2006, respectively.

The uncertain tax liability as of December 31, 2007, which is primarily reflected in Other long-term liabilities, consists of $34.5 million of unrecognized tax benefits, $7.6 million of interest and $3.8 million of penalties. Although the Company does not expect to report a significant change in the amount of liabilities recorded for uncertain tax positions during the next twelve-month period, changes in the recorded reserves could impact future reported results. Accordingly, if the Company's uncertain tax positions were allowed by the relevant taxing authorities during a review or expired unchallenged, approximately $27.1 million of the uncertain tax liability would be recorded as a reduction in tax expense with the remaining $18.8 million recorded as a decrease to goodwill or other balance sheet accounts.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$22,629
Additions for tax positions of prior years	7,271
Reductions for tax positions of prior years	(2,758)
Additions for tax positions in the current year	8,324
Settlements with tax authorities	(200)
Reductions due to the lapse of applicable statute of limitations	(728)
Balance as of December 31, 2007	$34,538

The Company operates in more than 70 countries and is subject to income taxes in most of those jurisdictions. The following table summarizes the earliest tax years that remain subject to examination by taxing authorities in the major jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Tax Period
Canada	2000
Italy	2002
Norway	1997
Russia	2004
United Kingdom	2001
United States	2001

11. Stockholders' Equity

Dividend Program

In February 2005, the Company's Board of Directors approved a regular quarterly cash dividend program. The Board of Directors declared dividends of $80.1 million, or $0.40 per share; $64.0 million, or $0.32 per share; and $48.4 million, or $0.24 per share, for the years ended December 31, 2007, 2006 and 2005, respectively.

The level of future dividend payments will be at the discretion of the Board of Directors and will depend upon the Company's financial condition, earnings and cash flow from operations, the level of its capital expenditures, compliance with certain debt covenants, its future business prospects and other factors that the Board of Directors deem relevant.

Stock Split

On July 21, 2005, the Company's Board of Directors approved a two-for-one stock split, which was effected in the form of a stock dividend. Stockholders of record as of August 5, 2005 were entitled to the dividend, which was distributed on August 24, 2005.

Common Stock Repurchases

In October 2005, the Company's Board of Directors approved a share repurchase program that allows for the purchase of up to 20 million shares of the Company's common stock, subject to regulatory issues, market considerations and other relevant factors. The Company has purchased $83.5 million, $102.9 million and $117.8 million of common stock during 2007, 2006, and 2005, respectively, under the existing and a previously authorized repurchase program (collectively the "Repurchase Programs"). As of December 31, 2007, approximately 15.7 million shares remained available for purchase under the current program which may be executed from time to time in the open market. Common stock obtained by the Company through the Repurchase Programs has been added to the Company's treasury stock holdings.

In addition, certain participants in the long-term incentive plans surrender shares of common stock in order to satisfy tax withholding obligations. The Company acquired an immaterial number of shares in the prior three year period which have been added to the Company's treasury stock holdings and may be used in the future for acquisitions or other corporate purposes. These shares are not considered acquisitions under the Company's Repurchase Programs.

Stockholder Rights Plan

On June 8, 2000, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend of one junior participating preferred stock purchase right ("Right") for each share of the Company's common stock outstanding on June 20, 2000. The Board also authorized the issuance of one such Right for each share of the Company's common stock issued after June 20, 2000 until the occurrence of certain events.

The Rights are exercisable upon the occurrence of certain events related to a person (an "Acquiring Person') acquiring or announcing the intention to acquire beneficial ownership of 20 percent or more of the Company's common stock. In the event any person becomes an Acquiring Person, each holder (except an Acquiring Person) will be entitled to purchase, at an effective exercise price of $87.50, subject to adjustment, shares of common stock having a market value of twice the Right's exercise price. The Acquiring Person will not be entitled to exercise these Rights. In addition, if at any time after a person has become an Acquiring Person, the Company is involved in a merger or other business combination transaction, or sells 50 percent or more of its assets or earning power to another entity, each Right will entitle its holder to purchase, at an effective exercise price of $87.50, subject to adjustment, shares of common stock of such other entity having a value of twice the Right's exercise price. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's common stock, the Board may extinguish the Rights by exchanging one share of common stock, or an equivalent security, for each Right, other than Rights held by the Acquiring Person.

In the event the Rights become exercisable and sufficient shares of the Company's common stock are not authorized to permit the exercise of all outstanding Rights, the Company is required under the Rights Plan to take all necessary action including, if necessary, seeking stockholder approval to obtain additional authorized shares.

The Rights are subject to redemption at the option of the Board of Directors at a price of one-quarter of a cent per Right until the occurrence of certain events. The Rights currently trade with Smith common stock, have no voting or dividend rights and expire on June 8, 2010.

Notes to Consolidated Financial Statements

Accumulated Other Comprehensive Income

Accumulated other comprehensive income in the accompanying consolidated balance sheets consists of the following:

	2007	2006
Currency translation adjustments	**$72,298**	$25,555
Unrealized fair value of derivatives	**755**	249
Pension and other postretirement benefits	**(5,213)**	(2,577)
Accumulated other comprehensive income	**$67,840**	$23,227

Approximately $0.9 million of the unrealized fair value of derivatives is expected to be recognized as after-tax expense during the fiscal year ending December 31, 2008.

12. Retirement Plans

Defined Contribution Plans

The Company established the Smith International, Inc. 401(k) Retirement Plan (the "Smith Plan") for the benefit of all eligible employees. Employees may voluntarily contribute a percentage of their compensation, as defined, to the Smith Plan. The Company makes basic, retirement and, in certain cases, discretionary matching contributions to each participant's account under the Smith Plan. Participants receive a basic match on contributions to the Smith Plan of up to 1½ percent of qualified compensation and a retirement contribution ranging from two percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by the Company on December 31.

In 2004, the Company established the Wilson 401(k) Retirement Plan (the "Wilson Plan") under which participating employees may voluntarily contribute a percentage of their compensation, as defined, to the Wilson Plan. Wilson makes matching contributions to each participant's account ranging from ¼ percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by Wilson on December 31.

M-I SWACO has a company Profit-Sharing and Savings Plan (the "M-I Retirement Plan") under which participating employees may voluntarily contribute a percentage of their compensation, as defined. At its discretion, M-I SWACO may make basic, matching and in certain cases, discretionary matching contributions to each participant's account under the M-I Retirement Plan. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match on employee contributions of up to 1½ percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by M-I SWACO on December 31.

The Company recognized expense totaling $43.8 million, $50.5 million, and $37.8 million in 2007, 2006 and 2005, respectively, related to Company contributions to the plans.

Certain of the Company's subsidiaries sponsor various defined contribution plans. The Company's contributions under these plans for each of the three years in the period ended December 31, 2007 were immaterial.

Deferred Compensation Plans

The Company maintains Supplemental Executive Retirement Plans ("SERP"), non-qualified, deferred compensation programs, for the benefit of officers and certain other eligible employees of the Company. Participants may contribute up to 100 percent of cash compensation, on a pre-tax basis, as defined. Plan provisions allow for retirement and matching contributions, similar to those provided under the Company's defined contribution programs, and, in certain cases, an interest contribution in order to provide a yield on short-term investments equal to 120 percent of the long-term applicable federal rate, as defined.

In the event of insolvency or bankruptcy, plan assets are available to satisfy the claims of all general creditors of the Company. Accordingly, the accompanying consolidated balance sheets reflect the aggregate participant balances as both an asset and a liability of the Company. As of December 31, 2007 and 2006, $66.7 million and $59.3 million, respectively, are included in other assets with a corresponding amount recorded in other long-term liabilities.

During the years ended December 31, 2007, 2006 and 2005, Company contributions to the plans totaled $1.3 million, $1.9 million and $2.5 million, respectively.

13. Employee Benefit Plans

Effective December 31, 2006, the Company adopted the recognition provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires recognition of the funded status of an entity's defined benefit pension and other postretirement benefit plans as an asset or liability in the Company's consolidated balance sheet. Subsequent changes to the funded status are to be recognized through stockholders' equity as a component of comprehensive income.

The Company currently maintains various defined benefit pension plans covering certain U.S. and non-U.S. employees. Future benefit accruals and the addition of new participants under the U.S. plans were frozen prior to 1998.

The Company and certain subsidiaries have postretirement benefit plans which provide health care benefits to a limited number of current, and in certain cases, future retirees. Individuals who elect to contribute premiums are eligible to participate in the Company's medical and prescription drug programs, with certain limitations. In addition to premiums, the retiree is responsible for deductibles and any required co-payments and is subject to annual and lifetime dollar spending caps.

The following tables disclose the changes in benefit obligations and plan assets during the periods presented and reconcile the funded status of the plans to the amounts included in the accompanying consolidated balance sheets:

	Pension Plans		Postretirement Benefit Plans	
	2007	2006	**2007**	2006
Changes in benefit obligations:				
Benefit obligations at beginning of year	**$ 49,988**	$46,631	**$10,059**	$ 10,070
Service cost	**4,461**	3,111	**381**	267
Interest cost	**3,104**	2,456	**563**	538
Plan participants' contributions	**–**	–	**587**	624
Actuarial loss (gain)	**6,229**	(1,349)	**(1,466)**	(565)
Other	**4,210**	–	**–**	–
Benefits paid	**(1,066)**	(861)	**(738)**	(875)
Benefit obligations at end of year	**$ 66,926**	$49,988	**$ 9,386**	$ 10,059
Changes in plan assets:				
Fair value of plan assets at beginning of year	**$ 44,616**	$38,993	**$ –**	$ –
Actual return on plan assets	**2,182**	3,797	**–**	–
Employer contributions	**3,840**	4,464	**151**	251
Plan participants' contributions	**–**	–	**587**	624
Other	**–**	(1,777)	**–**	–
Benefits paid	**(1,066)**	(861)	**(738)**	(875)
Fair value of plan assets at end of year	**$ 49,572**	$44,616	**$ –**	$ –
Funded status	**$(17,354)**	$(5,372)	**$(9,386)**	$(10,059)
Amounts recognized in the consolidated balance sheet:				
Non-current assets	**$ 584**	$ 34	**$ –**	$ –
Other long-term liabilities	**(17,938)**	(5,406)	**(9,386)**	(10,059)
Net amount recognized	**$(17,354)**	$(5,372)	**$(9,386)**	$(10,059)
Amounts in accumulated other comprehensive income:				
Net actuarial loss (gain)	**$ 7,907**	$ 4,396	**$(2,738)**	$ (1,906)
Prior service costs	**44**	88	**–**	–
Net amount recognized	**$ 7,951**	$ 4,484	**$(2,738)**	$ (1,906)

Notes to Consolidated Financial Statements

Net Periodic Benefit Expense

Net periodic benefit expense and the weighted average assumptions used to determine the net benefit expense for the fiscal years ended December 31, and the projected benefit obligation at December 31 are as follows:

	Pension Plans			Postretirement Benefit Plans		
	2007	2006	2005	**2007**	2006	2005
Components of net periodic benefit expense:						
Service cost	**$ 4,461**	$ 3,111	$ 2,787	**$ 381**	$267	$ 242
Interest cost	**3,104**	2,456	2,142	**563**	538	548
Return on plan assets	**(3,478)**	(2,365)	(2,292)	**–**	–	–
Amortization of prior service cost	**8**	11	11	**–**	–	(91)
Amortization of loss (gain)	**286**	818	706	**(157)**	(87)	(130)
Plan termination	**–**	–	–	**–**	–	(4,467)
Net periodic benefit expense (income)	**$ 4,381**	$ 4,031	$ 3,354	**$ 787**	$718	$(3,898)
Other changes in plan assets and benefit obligations recognized in other comprehensive income ("OCI"):						
Net (gain)/loss arising during the year	**$ 3,762**	*	*	**$(989)**	*	*
Amortization of prior service (cost)/credit	**(8)**	*	*	**–**	*	*
Amortization of net gain/(loss)	**(286)**	*	*	**157**	*	*
Other comprehensive income	**$ 3,468**	*	*	**$(832)**	*	*
Total net periodic benefit expense and OCI:	**$ 7,849**	*	*	**$ (45)**	*	*
Net periodic benefit expense:						
Discount rate	**5.75%**	5.50%	5.75%	**5.75%**	5.50%	5.75%
Expected return on plan assets	**8.50%**	8.50%	8.50%	**N/A**	N/A	N/A
Projected benefit obligation:						
Discount rate	**6.30%**	5.75%	5.50%	**6.30%**	5.75%	5.50%
Expected return on plan assets	**8.50%**	8.50%	8.50%	**N/A**	N/A	N/A

**Due to the adoption of SFAS 158, the pension and postretirement benefit plan disclosures are not comparable on a year-to-year basis.*

Additional Pension Plan Information

In determining the expected return on plan assets, the Company considers the investment mix, the historical market performance and economic and other indicators of future performance. The Company primarily utilizes a mix of common stock and fixed income index funds to generate asset returns comparable with the general market. The investment mix of pension assets at December 31 is summarized in the following table:

	2007	2006
Common stock and related index funds	**44%**	47%
Fixed income securities and related index funds	**44**	40
Real estate	**7**	6
Money market funds	**5**	7
Total	**100%**	100%

For pension plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets at December 31:

	2007	2006
Projected benefit obligation	**$66,926**	$49,988
Accumulated benefit obligation	**51,712**	49,988
Plan assets at fair value	**49,572**	44,616

Estimated future benefit payments based on projected future service are expected to range between $1.2 million and $1.9 million a year for the next five years and approximate $11.6 million for the five-year period ending December 31, 2017. Company contributions to the pension plans during 2008 are expected to be comparable with 2007 contribution levels.

Additional Postretirement Benefit Plan Information

The assumed health care cost trend rates used to determine the projected postretirement benefit obligation at December 31 are as follows:

	2007	2006
Health care cost trend rate for current year	**10.9%**	12.0%
Rate that the cost trend rate gradually declines (ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2016**	2016

A one-percentage-point change in assumed health care cost trend rates would have the following effects on the benefit obligations and the aggregate of the service and interest cost components of the postretirement benefits expense:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$ 5	$ (80)
Effect on accumulated postretirement benefit obligation	118	(867)

Estimated future benefit payments based on projected future service are expected to approximate $0.5 million a year for the next five years and $3.2 million for the five-year period ending December 31, 2017. Company contributions to the postretirement benefit plans during 2008 are expected to be comparable to the 2007 levels.

14. Long-Term Incentive Compensation

As of December 31, 2007, the Company had outstanding restricted stock and stock option awards granted under the 1989 Long-Term Incentive Compensation Plan (the "Plan"). As of December 31, 2007, 1,074,185 shares were authorized for future issuance pursuant to the Plan.

Restricted Stock Units

The restricted stock program consists of a combination of performance-based restricted stock units ("performance-based units") and time-based restricted stock units ("time-based units"). The number of performance-based units issued under the program, which can range from zero to 130 percent of the target units granted, is solely dependent upon the return on equity achieved by the Company in the fiscal year subsequent to the award. A summary of the Company's restricted stock program is presented below:

	Time-based Awards		Performance-based Awards		Total Restricted
	No. of Units	Fair Value[(a)]	No. of Units	Fair Value[(a)]	Stock Units
Outstanding at December 31, 2006	524,552	$ 40.84	1,601,616[(b)]	$ 39.71	2,126,168
Granted	444,428	62.53	400,665	63.76	845,093
Forfeited	(19,913)	40.51	(25,050)	37.05	(44,963)
Vested	(152,380)	40.26	(696,380)	37.39	(848,760)
Outstanding at December 31, 2007	**796,687**	**$53.06**	**1,280,851**	**$48.55**	**2,077,538**

(a) Reflects the weighted average grant-date fair value.
(b) Reflects achievement of performance criteria for awards granted prior to December 2007.

The total intrinsic value of restricted stock units vested during the years ended December 31, 2007, 2006, and 2005 was $48.7 million, $12.5 million, and $1.2 million, respectively. In addition, restrictions on approximately 684,000 performance-based units and 255,500 time-based units outstanding at December 31, 2007 are expected to lapse during the 2008 fiscal year.

Notes to Consolidated Financial Statements

Stock Options

Stock options are generally granted at the fair market value on the date of grant, vest over a four-year period and expire ten years after the date of grant. A summary of the Company's stock option program is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(In thousands)
Outstanding at December 31, 2006	3,351,381	$ 18.78		
Granted	–	–		
Forfeited	(55,004)	21.33		
Exercised	(1,748,706)	17.58		
Outstanding at December 31, 2007	**1,547,671**	**$20.04**	**5.5**	**$83,277**
Exercisable at December 31, 2007	**1,411,143**	**$19.19**	**5.4**	**$77,135**

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $69.0 million, $34.3 million, and $48.7 million, respectively.

The Company used an open-form (lattice) model to determine the fair value of options granted, and accordingly, calculate the share-based compensation expense. The fair value and assumptions used are as follows:

	2006	2005
Fair value of stock options granted	$11.92	$8.53
Expected life of option *(years)*	5.0	5.0
Expected stock volatility	31.0%	31.0%
Expected dividend yield	0.8%	0.8%
Risk-free interest rate	4.3%	3.9%

Expected volatilities are based on both historical volatility of the company's stock price and implied volatility of exchange-traded options on the company's stock. The expected life of options is based on historical data for options granted by the company after 1994. The risk-free rates are based on yields available at the time of grant on U.S. Treasury bonds for maturities consistent with the expected life assumption.

Share-based Compensation Expense

Compensation expense for stock options and time-based units is recognized over the four-year vesting period. For performance-based units, compensation expense is recognized over the three-year vesting period.

Prior to the adoption of SFAS No. 123r, compensation expense for the performance-based units was calculated as the difference between the market value and the exercise price. After adoption of SFAS No. 123r, compensation expense for the performance-based units and time-based units is based on the grant-date fair value. Share-based compensation expense, consisting of restricted stock unit and stock option awards, for the year ended December 31, 2007 and 2006 was $34.2 million and $27.3 million, respectively, and net of taxes and minority interests, was $20.6 million and $17.5 million, respectively. For the year ended December 31, 2005, compensation expense related to restricted stock unit awards totaled $5.7 million.

The total unrecognized share-based compensation expense, consisting of restricted stock and stock options, for awards outstanding as of December 31, 2007 was $92.7 million or approximately $55.5 million, net of taxes and minority interests, which will be recognized over a weighted-average period of 2.7 years.

15. Industry Segments and International Operations

The Company provides premium products and services to the oil and gas exploration and production industry. The Company aggregates its operations into two reportable segments: Oilfield and Distribution. The Oilfield segment consists of three business units: M-I SWACO, which provides drilling and completion fluid systems, engineering and technical services, oilfield production chemicals and manufactures and markets equipment and services used for solids-control, particle separation, pressure control, rig instrumentation and waste-management; Smith Technologies, which designs and manufactures three-cone and diamond drill bits, turbines and borehole enlargement tools; and Smith Services, which manufactures and markets products and services used for drilling, work-over, well completion and well re-entry operations. The principal markets for the Oilfield segment include all major oil and gas-producing regions of the world, with approximately 60 percent of revenues generated in markets outside of North America in 2007. Oilfield segment customers primarily include major multi-national, independent and national, or state-owned, oil companies.

The Distribution segment consists of one business unit, Wilson, which markets pipe, valves and fittings, as well as mill, safety and other maintenance products to energy and industrial markets. The Distribution segment has the most significant North American exposure of any of the Company's operations with approximately 95 percent of revenues derived in the United States and Canada. Approximately three-fourths of Wilson's revenues are generated from customers in the energy sector, which includes major multi-national and independent oil companies, pipeline companies and contract drilling companies. The remainder relates to sales in the downstream and industrial markets, which primarily includes refineries, petrochemical and power generation plants.

The Company's revenues are derived principally from uncollateralized customer sales. The significant energy industry concentration has the potential to impact the Company's exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions. The creditworthiness of the Company's customer base is strong, with limited credit losses experienced on such receivables.

The following table presents financial information for each reportable segment:

	2007	2006	2005
Revenues:			
Oilfield	**$6,632,569**	$5,387,738	$3,978,999
Distribution	**2,131,761**	1,945,821	1,600,004
	$8,764,330	$7,333,559	$5,579,003
Operating Income (Loss):			
Oilfield	**$1,315,644**	$1,012,295	$ 625,384
Distribution	**94,629**	101,830	64,714
General corporate	**(40,476)**	(34,044)	(19,537)
	$1,369,797	$1,080,081	$ 670,561
Capital Expenditures:			
Oilfield	**$ 333,856**	$ 292,073	$ 173,510
Distribution	**6,929**	5,153	2,354
General corporate	**15,036**	11,244	1,981
	$ 355,821	$ 308,470	$ 177,845
Depreciation and Amortization:			
Oilfield	**$ 187,112**	$ 144,335	$ 110,160
Distribution	**4,763**	4,840	6,435
General corporate	**1,421**	1,209	1,127
	$ 193,296	$ 150,384	$ 117,722
Total Assets:			
Oilfield	**$5,169,331**	$4,474,401	$3,356,112
Distribution	**752,221**	737,445	596,867
General corporate	**140,328**	123,629	106,935
	$6,061,880	$5,335,475	$4,059,914

The following table presents consolidated revenues by region:

	2007	2006	2005
United States	**$3,967,806**	$3,384,729	$2,520,706
Canada	**771,430**	891,288	713,565
North America	**4,739,236**	4,276,017	3,234,271
Latin America	**738,026**	543,844	452,349
Europe/Africa	**2,105,745**	1,605,559	1,188,038
Middle East/Asia	**1,181,323**	908,139	704,345
Non-North America	**4,025,094**	3,057,542	2,344,732
	$8,764,330	$7,333,559	$5,579,003

Notes to Consolidated Financial Statements

The following table presents net property, plant and equipment by region:

	2007	2006	2005
United States	**$ 588,345**	$458,273	$353,370
Canada	**52,596**	48,510	43,908
North America	**640,941**	506,783	397,278
Latin America	**95,834**	67,377	53,911
Europe/Africa	**266,437**	230,607	156,632
Middle East/Asia	**102,668**	82,277	57,568
Non-North America	**464,939**	380,261	268,111
	$1,105,880	$887,044	$665,389

The Company's expenditures for research and engineering activities are attributable to the Company's Oilfield segment and totaled $110.7 million in 2007, $88.3 million in 2006 and $73.6 million in 2005.

16. Commitments and Contingencies

Leases

The Company routinely enters into operating and capital leases for certain of its facilities and equipment. Amounts related to assets under capital lease were immaterial for the periods presented. Rent expense totaled $166.5 million, $127.1 million, and $102.1 million in 2007, 2006, and 2005, respectively.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

	Amount
2008	$ 72,775
2009	54,589
2010	36,860
2011	25,832
2012	19,691
2013 - 2017	63,437
Thereafter	43,869
	$317,053

In the normal course of business, the Company enters into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under standby letters of credit and bid, performance and surety bonds. Certain of these outstanding instruments guarantee payment to insurance companies which reinsure certain liability coverages of the Company's insurance captive. Excluding the impact of these instruments, for which $17.8 million of related liabilities are reflected in the accompanying consolidated balance sheet, the Company was contingently liable for approximately $136.2 million of standby letters of credit and bid, performance and surety bonds at December 31, 2007. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

The Company is a defendant in various legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company.

As of December 31, 2007, the Company's environmental reserve totaled $7.6 million. This amount reflects the future undiscounted estimated exposure related to identified properties, without regard to indemnifications from former owners. While actual future environmental costs may differ from estimated liabilities recorded at December 31, 2007, the Company does not believe that these differences will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

17. Quarterly Information (Unaudited)

(In thousands, except per share data)	First	Second	Third	Fourth	Year
2007					
Revenues	**$2,107,724**	**$2,114,373**	**$2,245,059**	**$2,297,174**	**$8,764,330**
Gross profit	**675,965**	**696,546**	**728,906**	**754,240**	**2,855,657**
Net income	**160,158**	**153,053**	**166,833**	**167,007**	**647,051**
EPS:					
Basic	**0.80**	**0.76**	**0.83**	**0.83**	**3.23**
Diluted	**0.80**	**0.76**	**0.83**	**0.83**	**3.20**
2006					
Revenues	$ 1,682,121	$ 1,738,263	$ 1,914,184	$ 1,998,991	$ 7,333,559
Gross profit	526,603	545,013	618,213	654,442	2,344,271
Net income	107,216	118,833	132,925	143,032	502,006
EPS:					
Basic	0.53	0.59	0.66	0.72	2.51
Diluted	0.53	0.59	0.66	0.71	2.49

Eleven-Year Financial Record

Years Ended December 31,	2007	2006	2005	2004
(In thousands, except per share, ratio and market price data)				
Statements of Operations Data				
Revenues:				
M-I SWACO	**$4,422,408**	$3,573,395	$2,682,511	$2,231,884
Smith Technologies[a]	**1,018,578**	884,616	654,611	548,335
Smith Services[a]	**1,191,583**	929,727	641,877	456,120
Wilson	**2,131,761**	1,945,821	1,600,004	1,182,676
Total Revenues	**8,764,330**	7,333,559	5,579,003	4,419,015
Gross profit	**2,855,657**	2,344,271	1,685,138	1,351,939
Operating expenses	**1,485,860**	1,264,190	1,014,577	913,175
Operating income	**1,369,797**	1,080,081	670,561	438,764
Interest expense	**69,990**	62,967	44,446	38,762
Interest income	**(4,068)**	(2,982)	(1,692)	(1,300)
Income tax provision	**408,471**	326,674	202,743	129,721
Minority interests	**248,353**	191,416	122,759	89,130
Net income	**$ 647,051**	$ 502,006	$ 302,305	$ 182,451
Earnings per share – diluted basis[b]	**$ 3.20**	$ 2.49	$ 1.48	$ 0.89
Cash dividends declared per share	**$ 0.40**	$ 0.32	$ 0.24	$ –
Common shares outstanding:[b]				
Actual at year-end, net of treasury shares	**200,761**	199,916	200,969	202,148
Weighted average – diluted basis	**201,947**	202,008	204,522	205,138
Balance Sheet Data				
Current assets	**$3,727,735**	$3,271,027	$2,437,231	$2,019,632
Current ratio	**3.18**	2.37	2.61	2.28
Total assets	**$6,061,880**	$5,335,475	$4,059,914	$3,506,778
Current liabilities	**1,173,300**	1,379,468	933,153	887,357
Total debt	**985,105**	1,088,632	744,507	599,173
Stockholders' equity:				
Total	**$2,594,897**	$1,986,937	$1,578,505	$1,400,811
Per share[b]	**12.93**	9.94	7.85	6.93
Other Data				
Depreciation and amortization	**$ 193,296**	$ 150,384	$ 117,722	$ 106,493
Operating cash flow[c,d]	**1,214,277**	954,931	606,519	438,732
Capital expenditures, net	**310,776**	272,727	151,419	90,770
Return on stockholders' equity[d]	**28.4%**	28.5%	20.6%	13.8%
Debt-to-total capitalization	**20.9%**	27.2%	24.3%	22.6%
Market price range:[b]				
High	**$ 75.34**	$ 45.79	$ 39.59	$ 31.25
Low	**36.01**	35.66	25.96	20.14

[a] In 2007, the Company formed the Smith Borehole Enlargement ("SBE") group, combining various product and service offerings from Smith Technologies and Smith Services. Due to the formation of SBE, prior period revenues were reclassified to conform to the current presentation.

[b] Historical periods have been restated for the impact of two-for-one stock dividend distributions on July 8, 2002 and August 24, 2005.

[c] Operating cash flow is computed as earnings before interest, taxes, depreciation and amortization after reduction for the portion of the respective amounts allocable to minority interest partners.

[d] Excludes impact of non-recurring charges and credits in 1999 and 1998.

2003	2002	2001	2000	1999	1998	1997
$1,865,851	$1,558,672	$1,627,600	$1,236,999	$ 842,214	$1,014,449	$1,001,048
429,532	343,040	418,127	347,335	256,471	332,228	348,098
382,891	381,197	378,404	270,792	210,854	299,491	275,512
916,554	887,171	1,127,078	905,888	496,614	472,547	543,294
3,594,828	3,170,080	3,551,209	2,761,014	1,806,153	2,118,715	2,167,952
1,075,931	918,302	1,045,804	745,169	467,940	629,059	652,599
747,184	662,154	674,294	546,143	318,408	503,750	403,653
328,747	256,148	371,510	199,026	149,532	125,309	248,946
40,964	40,928	45,359	36,756	40,823	45,986	31,175
(1,973)	(2,579)	(2,895)	(1,861)	(2,050)	(2,615)	(2,184)
93,334	66,632	106,397	54,998	47,865	26,279	59,109
71,788	57,978	70,504	36,333	6,170	21,590	39,517
$ 124,634	$ 93,189	$ 152,145	$ 72,800	$ 56,724	$ 34,069	$ 121,329
$ 0.62	$ 0.47	$ 0.76	$ 0.36	$ 0.29	$ 0.18	$ 0.63
$ –	$ –	$ –	$ –	$ –	$ –	$ –
200,672	198,324	197,608	199,052	195,720	192,548	190,240
201,806	200,182	200,896	201,208	196,760	193,364	192,332
$1,679,796	$1,426,914	$1,523,031	$1,310,003	$1,054,780	$ 997,155	$1,073,353
2.66	2.40	2.29	2.04	2.31	1.44	2.27
$3,097,047	$2,749,545	$2,735,828	$2,295,287	$1,894,575	$1,758,988	$1,672,499
630,924	595,096	666,004	642,804	457,318	693,300	473,372
578,295	601,659	687,535	540,667	397,431	714,076	463,102
$1,235,776	$1,063,535	$ 949,159	$ 817,481	$ 720,220	$ 634,034	$ 572,045
6.16	5.36	4.80	4.11	3.68	3.29	3.01
$ 101,709	$ 89,327	$ 92,895	$ 80,688	$ 76,037	$ 70,316	$ 58,553
314,206	254,858	358,700	216,817	124,449	256,342	253,057
76,021	78,804	109,414	77,876	38,852	102,761	98,679
10.8%	9.2%	17.2%	9.5%	1.7%	5.6%	23.6%
24.1%	27.6%	32.3%	31.1%	27.7%	52.6%	37.3%
$ 21.26	$ 19.36	$ 21.13	$ 22.13	$ 13.02	$ 16.13	$ 21.97
14.93	11.60	8.08	11.25	5.89	4.32	9.63

Corporate Information

Five-Year Comparative Total Return

The following table and related graph shows Smith's total shareholder return over the prior five-year period, as compared to the S&P 500 Index and our Peer Group, assuming a $100 investment in each on December 31, 2002 and the reinvestment of all dividends. Our Peer Group consists of the following companies: Baker Hughes Incorporated, BJ Services Company, Cameron Corporation, Halliburton Company, National Oilwell Varco, Inc., Schlumberger Limited, and Weatherford International Ltd.


$500
$400
$300
$200
$100
$0
$463 Smith
$399 Peer Group
$183 S&P 500
December 31,
2002
2003
2004
2005
2006
2007

60

	December 31,					
	2002	2003	2004	2005	2006	2007
Smith International, Inc.	$100.00	$127.28	$166.80	$229.18	$255.63	$462.68
S&P 500 Index	$100.00	$128.68	$142.69	$149.70	$173.34	$182.86
Peer Group	$100.00	$120.19	$159.01	$234.42	$271.55	$399.31

Investor Relations Contact

General Company information, such as filings with the Securities and Exchange Commission, Corporate Governance Guidelines and other required documents, is available in electronic form on the Company's website at www.smith.com.

Alternatively, copies of the annual report, quarterly reports and other Company literature may be obtained by writing or calling Margaret K. Dorman, Senior Vice President, Chief Financial Officer and Treasurer.

Transfer Agent and Registrar

Correspondence concerning stock accounts, replacing lost or stolen stock certificates or name or address changes should be directed to:

Computershare Trust Company, N.A.
Post Office Box 43078
Providence, RI 02940-3078
877-498-8861
Website: www.computershare.com

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 9:00 a.m. on Tuesday, May 13, 2008, at 700 King Street, Wilmington, Delaware.

Stock Exchange Listings

New York Stock Exchange, Inc.
Ticker Symbol: SII

Board of Directors

Doug Rock
Chairman of the Board and
Chief Executive Officer of the Company

G. Clyde Buck
Senior Advisor,
Davis/Chambers & Company, Ltd.

Loren K. Carroll
Former President and
Chief Executive Officer
of M-I SWACO

Dod A. Fraser
President of Sackett
Partners Incorporated

James R. Gibbs
Chairman of the Board, President
and Chief Executive Officer
of Frontier Oil Corporation

Robert Kelley
President of Kellco Investments

John Yearwood
Senior Advisor to the
Chief Executive Officer
of Schlumberger Limited

Advisory Director

Jerry W. Neely
Former Chairman of the Board
and Chief Executive Officer
of Smith International, Inc.

Executive Officers

Doug Rock
Chief Executive Officer, President
and Chief Operating Officer

Margaret K. Dorman
Senior Vice President,
Chief Financial Officer
and Treasurer

Malcolm W. Anderson
Senior Vice President,
Human Resources

Richard E. Chandler, Jr.
Senior Vice President,
General Counsel and Secretary

Peter J. Pintar
Vice President, Corporate Strategy
and Development

Operating Officers

Bryan L. Dudman
President, Smith Services

John J. Kennedy
President and Chief Executive Officer,
Wilson

Donald McKenzie
President and Chief Executive Officer,
M-I SWACO

Michael D. Pearce
President, Smith Technologies

Corporate Officers

Joseph S. Rinando, III
Vice President and Controller

Geraldine D. Wilde
Vice President, Taxes
and Assistant Treasurer

Certification Statement

The certifications required by Section 302 o
the Sarbanes-Oxley Act of 2002 have been
filed as exhibits to the Company's Form 10-
The Company has also submitted the Annua
CEO Certification required by the New York
Stock Exchange.

Independent Auditors

Deloitte & Touche LLP
Houston, Texas

Corporate Headquarters

Smith International, Inc.
Post Office Box 60068
Houston, Texas 77205-0068
Tel: 281-443-3370
Fax: 281-233-5199
800-US-SMITH
Website: www.smith.com

END